As filed with the Securities and Exchange Commission on [•], 2014

Registration No. 333-198316

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4
to
FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Metaldyne Performance Group Inc.

(Exact name of registrant as specified in its charter)

Delaware	3714	47-1420222
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

47659 Halyard Drive
Plymouth, MI 48170
(734) 207-6200
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Mark Blaufuss
Chief Financial Officer
47659 Halyard Drive
Plymouth, MI 48170
(734) 207-6200 (Phone)
(734) 207-6500 (Fax)
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Alexander D. Lynch, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000 (Phone)
(212) 310-8007 (Fax)

Marc D. Jaffe, Esq.
Ian D. Schuman, Esq.
Nathan Ajiashvili, Esq.
Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
(212) 906-1200 (Phone)
(212) 751-4864 (Fax)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Common stock, $0.001 par value	*	$*	$*	$*

(1) Includes shares of common stock that may be purchased upon exercise of an option to purchase additional shares granted to the underwriters.
(2) Estimated solely for the purposes of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3) Of this amount, $19,320 of the registration fee has been previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion
Preliminary Prospectus dated [●], 2014



The information in this preliminary prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

* Shares

MPG PERFORMANCE DRIVEN

Metaldyne Performance Group Inc.

Common Stock

This is the initial public offering of Metaldyne Performance Group Inc. The selling stockholder identified in this prospectus is selling all of the shares of our common stock in this offering. We will not receive any proceeds from the sale of shares to be offered in this offering.

We expect the public offering price to be between $* and $* per share. Currently, no public market exists for the shares. After pricing the offering, we expect that the shares will trade on the New York Stock Exchange under the symbol "MPG."

Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 22 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to the selling stockholder	$	$

(1) The underwriters will receive compensation in addition to the underwriting discount. See "Underwriting."

The underwriters may also exercise their option to purchase up to an additional * shares from the selling stockholder, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about , 2014.

BofA Merrill Lynch **Goldman, Sachs & Co.** **Deutsche Bank Securities**

Barclays **Credit Suisse** **RBC Capital Markets**

The date of this prospectus is , 2014.

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the risk factors, the financial statements and related notes thereto, and the other documents to which this prospectus refers before making an investment decision. Unless otherwise stated in this prospectus, references to "MPG," the "Company," "we," "our," "us" and similar terms refer to Metaldyne Performance Group Inc. and all of its subsidiaries, including HHI, Metaldyne and Grede and their respective direct and indirect subsidiaries. References to Metaldyne and Grede are for periods subsequent to their acquisitions by American Securities unless otherwise stated in this prospectus.

See "Certain Terms" on page iii for certain industry terms used to describe our business.

Overview

We are a leading provider of highly-engineered components for use in Powertrain and Safety-Critical Platforms for the global light, commercial and industrial vehicle markets. We produce these components using complex metal-forming manufacturing technologies and processes for a global customer base of vehicle OEMs and Tier I suppliers. Our components help OEMs meet fuel economy, performance and safety standards. Given these increasingly stringent standards, components for Powertrain and Safety-Critical Platforms are among the largest and fastest growing dollar content categories within a vehicle. At least one of our components was found in approximately 90% of the 16.2 million light vehicles built in North America. Furthermore, our components were found on over 60% of the top 20 engine and transmission Platform total units produced in North America and Europe during 2013.

Our metal-forming manufacturing technologies and processes include Aluminum Die Casting, Forging, Iron Casting and Powder Metal Forming as well as Advanced Machining and Assembly. These technologies and processes are used to create a wide range of customized Powertrain and Safety-Critical components that address requirements for power density (increased component strength to weight ratio), power generation, power / torque transfer, strength and NVH.

For 2013, we generated on a pro forma basis:

- Net sales of $3.05 billion;

- Adjusted EBITDA of $508.8 million, or 17% of net sales;

- Net income of $66.5 million; and

- Adjusted EBITDA less capital expenditures, which we refer to as Adjusted Free Cash Flow, of $347.1 million.

Our net sales, Adjusted EBITDA, net income and Adjusted Free Cash Flow were $2.0 billion, $363.1 million, $57.9 million and $240.8 million, respectively, for 2013. We define, reconcile and explain the importance of Adjusted EBITDA and Adjusted Free Cash Flow, non-GAAP financial measures, in "—Summary Historical Financial and Other Data." In addition, see "Unaudited Pro Forma Financial Data" for additional information about our pro forma adjustments, including the impact of the Grede acquisition.

1

Company Organization and History

The reorganization of HHI, Metaldyne and Grede occurred on August 4, 2014 through the mergers of three separate wholly-owned merger subsidiaries of MPG. A brief summary of the history of each of HHI, Metaldyne and Grede follows:

- HHI was formed in 2005 and, from 2005 through 2009, completed the strategic acquisitions of Impact Forge Group, LLC and Cloyes Gear and Products, Inc. and, following a §363 U.S. Bankruptcy Court supervised sale process, acquired certain assets and assumed specified liabilities from FormTech LLC, Jernberg Holdings, LLC and Delphi Automotive PLC's wheel bearing operations. HHI was acquired by American Securities and certain members of HHI management on October 5, 2012 (the "HHI Transaction").

- Metaldyne was formed in 2009 as a new entity to acquire certain assets and assume specified liabilities from the former Metaldyne Corporation ("Oldco M Corporation") following a §363 U.S. Bankruptcy Court supervised sale process. Oldco M Corporation was previously formed when MascoTech, Inc., a then-publicly traded company, was taken private and acquired Simpson Industries, Inc., another then-public company. Metaldyne was acquired by American Securities and certain members of Metaldyne management on December 18, 2012 (the "Metaldyne Transaction").

- Grede was formed in 2010 through a combination of the assets of the former Grede Foundries, Inc. and Citation Corporation, following a §363 U.S. Bankruptcy Court supervised sale process. Subsequently, Grede acquired Foseco-Morval Inc., GTL Precision Patterns Inc., Paxton-Mitchell Corporation, Virginia Castings Industries LLC, Teknik, S.A. de C.V. and Novocast, S.A. de C.V. and established a global alliance with Georg Fischer Automotive AG (Europe / China). Grede was acquired by American Securities and certain members of Grede management on June 2, 2014 (the "Grede Transaction").

The following chart illustrates our simplified ownership structure after the Combination and immediately prior to this offering:


American Securities
Management
95.6%
4.4%
Metaldyne Performance Group Inc.
100%
MPG Holdco I Inc.
100%
100%
100%
ASP Grede Intermediate Holdings LLC and Operating Subsidiaries
ASP MD Holdings, Inc. and Operating Subsidiaries
ASP HHI Holdings, Inc. and Operating Subsidiaries

The Refinancing

On October 20, 2014, MPG Holdco I Inc., our wholly owned subsidiary ("MPG Holdco"), entered into a senior secured credit facility (the "Senior Credit Facilities") in the aggregate amount of $1,600.0 million. The Senior Credit Facilities provide for (i) a seven-year $1,350.0 million term loan facility (the "Term Loan Facility") and (ii) a five-year $250.0 million revolving credit facility (the "Revolving Credit Facility"). The Senior Credit Facilities are guaranteed by MPG and substantially all of our existing and future domestic restricted subsidiaries and are secured by substantially all of our and the guarantors' assets on a first lien basis, subject, in each case, to certain limitations. On October 20, 2014, MPG Holdco also entered into an indenture pursuant to which it issued $600.0 million aggregate principal amount of its 7.375% Senior Notes due 2022 (the "Senior Notes"). The Senior Notes rank pari passu in right of payment with the Senior Credit Facilities, but are effectively subordinated to the Senior Credit Facilities to the extent of the value of the assets securing such indebtedness. For further information on the Senior Credit Facilities, see "Description of Other Indebtedness—Senior Credit Facilities."

The net proceeds of the Senior Notes and the borrowings under the Senior Credit Facilities, together with cash on hand, were used to prepay all amounts outstanding under each of HHI, Metaldyne and Grede's existing senior secured credit facilities as described below:

- HHI's senior secured credit facility consisting of (i) term loans in an original aggregate principal amount of $735.0 million ("HHI Term Loans") and (ii) a $75.0 million revolving credit facility ("HHI Revolver" and together with the HHI Term Loans, the "HHI Credit Facilities");

- Metaldyne's senior secured credit facility consisting of (i) a U.S. dollar term loan in an original aggregate principal amount of $537.0 million, (ii) a Euro denominated term loan in an original aggregate principal amount of €100.0 million ("Metaldyne Term Loans") and (iii) a $75.0 million revolving credit facility ("Metaldyne Revolver" and together with the Metaldyne Term Loans, the "Metaldyne Credit Facilities"); and

- Grede's senior secured credit facility consisting of (i) term loans in an original aggregate principal amount of $600.0 million ("Grede Term Loans") and (ii) a $75.0 million revolving credit facility ("Grede Revolver" and together with the Grede Term Loans, the "Grede Credit Facilities").

We refer to the HHI Credit Facilities, the Metaldyne Credit Facilities and the Grede Credit Facilities as the "existing senior secured credit facilities." Collectively, we refer to the refinancing transactions described above and the payment of fees and expenses related to the foregoing as the "Refinancing" in this prospectus.

Our Principal Stockholders

Immediately following the closing of this offering, American Securities is expected to own approximately *% of our outstanding common stock, or *% if the underwriters exercise their option to purchase additional shares in full from the selling stockholder. As a result, American Securities will be able to exert significant voting influence over fundamental and significant corporate matters and transactions. See "Risk Factors—Risks Related to Our Company and Our Organizational Structure" and "Principal and Selling Stockholder."

American Securities may acquire or hold interests that compete directly with us, or may pursue acquisition opportunities which are complementary to our business, making such an acquisition unavailable to us. Our amended and restated certificate of incorporation will contain provisions renouncing any interest or expectancy held by our directors affiliated with American Securities in certain corporate opportunities. For further information, see "Risk Factors—Risks Related to Our Company and Our Organizational Structure."

The Offering

Common stock offered by the selling
   stockholder . . . .   * shares (* shares if the underwriters exercise their option to purchase additional shares in full)

Selling stockholder . . . .   The selling stockholder in this offering is an affiliate of American Securities. See "Principal and Selling Stockholder."

Common stock to be outstanding after
   this offering . . . .   67,073,255 shares

Option to purchase additional shares of
   common stock . . . .   The underwriters have the option to purchase up to an additional * shares of common stock from the selling stockholder identified in this prospectus. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds . . . .   We will not receive any net proceeds from the sale of shares by the selling stockholder, including with respect to the underwriters' option to purchase additional shares from the selling stockholder. See "Use of Proceeds" for additional information.

Dividend policy . . . .   After the completion of this offering, we intend to pay cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements, business prospects and other factors that our board of directors may deem relevant. Future agreements may also limit our ability to pay dividends. See "Dividend Policy" and "Description of Certain Indebtedness."

Voting rights . . . .   Each share of our common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally. See "Description of Capital Stock."

Risk factors . . . .   Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 22 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

Proposed NYSE symbol . . . .   "MPG"

Unless otherwise indicated, the number of shares of common stock to be outstanding after this offering is based on 67,073,255 shares outstanding as of November 20, 2014 and:

- excludes 4,890,035 shares of our common stock issuable upon exercise of outstanding stock options pursuant to previous plans sponsored by Metaldyne, HHI and Grede, which have a weighted average exercise price of $10.53; and

- excludes 5,900,000 shares of our common stock reserved for issuance under our 2014 Equity Incentive Plan (the "2014 Equity Incentive Plan"), of which (i) * restricted shares of our common stock is expected to be granted in connection with this offering, which number of shares is based on the midpoint of the range set forth on the cover page of this prospectus and (ii) options to purchase 1,552,255 shares of our common stock that were issued in connection with the Combination.

Unless otherwise indicated, all information in this prospectus:

- gives effect to the Grede Transaction, the Combination and the Refinancing;

- gives effect to our amended and restated certificate of incorporation, which will be in effect prior to the consummation of this offering;

- assumes no exercise of the underwriters' option to purchase up to * additional shares of common stock from the selling stockholder;

- assumes an initial public offering price of $* per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

- gives effect to a 5-for-1 stock split of our common stock, which became effective on November 18, 2014 (the "stock split").

SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

The following table sets forth our summary historical financial and other data for the periods and as of the dates indicated. We derived our summary consolidated statement of operations data and statement of cash flow data for the year ended December 31, 2013, Successor Period 2012, Predecessor Period 2012 and the year ended December 31, 2011 from our audited consolidated financial statements included elsewhere in this prospectus. We derived our summary consolidated statement of operations data and statement of cash flow data for the nine months ended September 28, 2014 and the nine months ended September 29, 2013 and our summary balance sheet data as of September 28, 2014 from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and results of operations as of such dates and for such periods. The Combination has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests, and, as such, the bases of accounting of HHI, Metaldyne and Grede were carried over to MPG. These consolidated financial statements reflect the retrospective application of MPG's capital structure and consolidated presentation of the Combination for the Successor Period. Our historical capital structure has been retroactively adjusted to reflect our post-Combination capital structure for the Successor Period.

The summary unaudited pro forma information has been prepared to give pro forma effect to the Grede Transaction, the Combination, the Refinancing, * restricted shares of our common stock expected to be granted in connection with this offering, which number of shares is based on the midpoint of the range set forth on the cover page of this prospectus, the elimination of certain sponsor management fees and the consummation of this offering at an assumed initial public offering price of $* per share, which is the midpoint of the range set forth on the cover page of this prospectus. The following summary unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated, nor is it indicative of future operating results.

The supplemental information for (i) our HHI segment for Successor Period 2012, (ii) our Metaldyne segment for Successor Period 2012 and (iii) our Grede segment for the 119-day period ended September 28, 2014 is derived from our consolidated financial statements included elsewhere in this prospectus.

The supplemental information for MD Investors Corporation for the 352-day period ended December 17, 2012 and the year ended December 31, 2011 is derived from the audited consolidated financial statements of MD Investors Corporation included elsewhere in this prospectus. This supplemental information is presented solely for the purposes of providing additional information for the periods prior to the Metaldyne Transaction as such results of operations are not included in our consolidated financial statements for such periods.

The supplemental information for Grede Holdings LLC for the year ended December 30, 2012 and the year ended January 1, 2012 is derived from audited consolidated financial statements of Grede Holdings LLC included elsewhere in this prospectus. The supplemental information for Grede Holdings LLC for the 154-day period ended June 1, 2014 and the nine months ended September 29, 2013 is derived from unaudited consolidated financial statements of Grede Holdings LLC not included in this prospectus. The supplemental information described above is presented solely for the purposes of providing additional information for the periods prior to the Grede Transaction as such results of operations are not included in our consolidated financial statements for such periods.

Our historical results are not necessarily indicative of future operating results and results of interim periods are not necessarily indicative of results for the entire year. You should read the information set forth below in conjunction with "Unaudited Pro Forma Financial Data," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes thereto included elsewhere in this prospectus.

	Successor				Predecessor		Pro Forma		
	Nine Months Ended		Year Ended	Successor	Predecessor	Year Ended	Nine Months Ended		Year Ended
	September 28, 2014	September 29, 2013	December 31, 2013	Successor Period 2012 (1)	Predecessor Period 2012 (1)	December 31, 2011	September 28, 2014	September 29, 2013	December 31, 2013
	(In millions, except per share amounts)								
	(unaudited)						(unaudited)		
Statement of Operations Data:									
Net sales	$ 1,954.8	$ 1,505.9	$ 2,017.3	$ 205.3	$ 680.5	$ 787.3	$ 2,381.8	$ 2,297.8	$ 3,052.9
Cost of sales	1,649.9	1,276.9	1,708.7	199.5	559.0	643.4	2,001.3	1,940.7	2,575.9
Gross profit	304.9	229.0	308.6	5.8	121.5	143.9	380.5	357.1	477.0
Selling, general and administrative expenses	134.3	89.1	123.2	14.4	116.6	34.7	161.1	170.6	225.4
Acquisition costs	13.0	—	—	25.9	13.4	—	—	—	—
Impairment loss	—	—	—	—	—	—	—	19.6	18.2
Operating profit (loss)	157.6	139.9	185.4	(34.5)	(8.5)	109.2	219.4	166.9	233.4
Interest expense, net	70.7	54.0	74.7	11.1	25.8	31.6	85.1	85.3	114.0
Other, net	(7.1)	5.5	17.8	1.5	2.4	6.3	(9.9)	0.6	11.3
Other expense, net	63.6	59.5	92.5	12.6	28.2	37.9	75.2	85.9	125.3
Income (loss) before tax	94.0	80.4	92.9	(47.1)	(36.7)	71.3	144.2	81.0	108.1
Income tax expense (benefit)	31.1	26.6	35.0	(15.2)	(11.1)	24.6	51.3	27.2	41.6
Net income (loss)	62.9	53.8	57.9	(31.9)	(25.6)	46.7	92.9	53.8	66.5
Income attributable to noncontrolling interest	0.3	0.2	0.3	0.0	0.2	0.1	0.3	0.2	0.3
Net income (loss) attributable to stockholders	$ 62.6	$ 53.6	$ 57.6	$ (31.9)	$ (25.8)	$ 46.6	$ 92.6	$ 53.6	$ 66.2
Net income (loss) per share attributable to stockholders: (2)									
Basic	$ 0.93	$ 0.80	$ 0.86	$ (0.48)	$ (1.46)	$ 2.64	$ 1.38	$ 0.80	$ 0.99
Diluted	0.92	0.80	0.86	(0.48)	(1.46)	2.64	1.35	0.79	0.97
Basic weighted average shares outstanding	67.1	67.1	67.1	67.1	17.7	17.7	67.1	67.1	67.1
Diluted weighted average shares	67.9	67.1	67.1	67.1	17.7	17.7	68.6	67.9	67.9
Statement of Cash Flows Data:									
Cash flows from operating activities	$ 190.6	$ 159.0	$ 234.3	$ (1.8)	$ 64.7	$ 50.9			
Cash flows from investing activities	(931.6)	(86.2)	(116.7)	(1,515.0)	(31.3)	(22.7)			
Cash flows from financing activities	825.6	(52.4)	(91.1)	1,557.1	(27.3)	(24.3)			
Effect of exchange rates on cash	(3.9)	1.0	1.4	—	0.3	(0.5)			
Net increase in cash and cash equivalents	$ 80.7	$ 21.3	$ 27.9	$ 40.3	$ 6.4	$ 3.4			
Other Data:									
Adjusted EBITDA (3)	$ 353.0	$ 271.1	$ 363.1	$ 29.4	$ 113.8	$ 132.5	$ 419.2	$ 380.2	$ 508.8
Adjusted Free Cash Flow (3)	$ 250.8	$ 184.2	$ 240.8	$ 19.0	$ 81.2	$ 108.3	$ 305.2	$ 263.0	$ 347.1
Incremental business backlog (4)									$ 435.0

	As of September 28, 2014		
	Actual(5)	Pro Forma(6)	Pro Forma As Adjusted(7)
	(In millions) (unaudited)		
Balance Sheet Data:			
Cash and cash equivalents	$ 148.9	$ 119.7	$ 119.7
Property and equipment. net	724.5	724.5	724.5
Total assets	3,290.8	3,231.8	3,229.1
Long-term debt (including current portion)	1,949.6	1,970.7	1,970.7
Total debt	1,972.7	1,974.4	1,974.4
Total liabilities	2,747.6	2,727.1	2,728.1
Total stockholders' equity	543.2	504.7	501.0

(1) The period from January 1, 2012 to October 5, 2012 is referred to as "Predecessor Period 2012." The period from October 6, 2012 to December 31, 2012 is referred to as "Successor Period 2012."

(2) For the year ended December 31, 2013 and Successor Period 2012, the weighted average shares outstanding were retrospectively adjusted to reflect our common stock outstanding upon completion of the Combination, and the equivalent shares for outstanding stock-based compensation awards were retrospectively adjusted to reflect the conversion of those awards into options to purchase shares of our common stock. For Predecessor Period 2012 and the year ended December 31, 2011, the weighted average shares outstanding reflect the capital structure of HHI prior to the HHI Transaction, and the equivalent shares for outstanding stock-based compensation reflect awards issued by HHI.

(3) EBITDA is calculated as net income before interest expense, income tax expense (benefit) and depreciation and amortization. Adjusted EBITDA is calculated as EBITDA adjusted for:

- (gain) loss on foreign currency;

- (gain) loss on fixed assets;

- debt transaction expenses;

- stock-based compensation;

- sponsor management fee;

- non-recurring acquisition and purchase accounting related items; and

- non-recurring operational items.

Adjusted Free Cash Flow is calculated as Adjusted EBITDA less capital expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics—Adjusted Free Cash Flow."

Adjusted EBITDA and Adjusted Free Cash Flow eliminate the effects of items that we do not consider indicative of our core operating performance. Adjusted EBITDA and Adjusted Free Cash Flow are supplemental measures of operating performance that do not represent and should not be considered as alternatives to net income, as determined under U.S. generally accepted accounting principles ("GAAP"), and our calculation of Adjusted EBITDA and Adjusted Free Cash Flow may not be comparable to those reported by other companies.

Management believes the inclusion of the adjustments to Adjusted EBITDA and Adjusted Free Cash Flow are appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future. By providing these non-GAAP financial measures, together with a reconciliation to GAAP results, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing strategic initiatives. We believe Adjusted EBITDA and Adjusted Free Cash Flow are used by investors as supplemental measures to evaluate the overall operating performance of companies in our industry.

Management uses Adjusted EBITDA, Adjusted Free Cash Flow or comparable metrics:

- as a measurement used in comparing our operating performance on a consistent basis;

- to calculate incentive compensation for our employees;

- for planning purposes, including the preparation of our internal annual operating budget;

- to evaluate the performance and effectiveness of our operational strategies; and

- to assess compliance with various metrics associated with our agreements governing our indebtedness.

Adjusted EBITDA and Adjusted Free Cash Flow have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. Some of the limitations are:

- Adjusted EBITDA and Adjusted Free Cash Flow do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

- Adjusted EBITDA and Adjusted Free Cash Flow do not reflect all GAAP non-cash and non-recurring adjustments;

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA and Adjusted Free Cash Flow do not reflect the cash requirements for such replacements;

- Adjusted EBITDA and Adjusted Free Cash Flow do not reflect our tax expense or the cash requirements to pay our taxes; and

- Adjusted EBITDA and Adjusted Free Cash Flow do not reflect the non-cash component of employee compensation.

To address these limitations, we reconcile Adjusted EBITDA and Adjusted Free Cash Flow to the most directly comparable GAAP measure, net income. Further, we also review GAAP measures and evaluate individual measures that are not included in Adjusted EBITDA or Adjusted Free Cash Flow.

The following table reconciles net income to Adjusted EBITDA and Adjusted Free Cash Flow for the periods presented:

	Successor				Predecessor		Pro Forma		
	Nine Months Ended		Year Ended December 31, 2013	Successor Period 2012 (a)	Predecessor Period 2012 (a)	Year Ended December 31, 2011	Nine Months Ended		Year Ended December 31, 2013
	September 28, 2014	September 29, 2013					September 28, 2014	September 29, 2013	
	(In millions)								
Net income (loss)	$ 62.9	$ 53.8	$ 57.9	$(31.9)	$ (25.6)	$ 46.7	$ 92.9	$ 53.8	$ 66.5
Interest expense	70.7	54.0	74.7	11.1	25.8	31.6	85.1	85.3	114.0
Income tax expense (benefit)	31.1	26.6	35.0	(15.2)	(11.1)	24.6	51.3	27.2	41.6
Depreciation and amortization ...	152.4	119.9	163.4	18.7	20.0	22.9	181.8	172.0	232.7
EBITDA	317.1	254.3	331.0	(17.3)	9.1	125.8	411.1	338.3	454.8
(Gain) loss on foreign currency	(11.5)	1.5	2.3	1.5	—	—	(12.3)	3.4	4.1
(Gain) loss on fixed assets	1.5	0.7	1.4	—	(1.1)	0.1	1.3	0.8	1.5
Debt transaction expenses	2.8	4.5	6.0	—	2.4	6.4	—	—	—
Stock-based compensation ..	14.5	4.6	6.2	0.1	—	—	10.8	19.3	23.0
Sponsor management fee	3.7	3.0	4.0	0.6	0.7	1.2	—	—	—
Non-recurring acquisition and purchase accounting related items (b)	22.8	0.7	10.5	43.3	103.4	—	3.8	5.6	13.7
Non-recurring operational items (c)	2.1	1.8	1.7	1.2	(0.7)	(1.0)	4.5	12.8	11.7
Adjusted EBITDA	353.0	271.1	363.1	29.4	113.8	132.5	419.2	380.2	508.8
Capital expenditures ...	102.2	86.9	122.3	10.4	32.6	24.2	114.0	117.2	161.7
Adjusted Free Cash Flow	$250.8	$184.2	$240.8	$ 19.0	$ 81.2	$108.3	$305.2	$263.0	$347.1

(a) The period from January 1, 2012 to October 5, 2012 is referred to as "Predecessor Period 2012." The period from October 6, 2012 to December 31, 2012 is referred to as "Successor Period 2012."

(b) Comprised of acquisition and purchase accounting items including transaction related costs, inventory step-up and ASP MD purchase price adjustment.

(c) Non-recurring operational items include charges for disposed operations, impairment charges, insurance proceeds, curtailment gain and other.

(4) Incremental business backlog is calculated as anticipated net product sales from incremental business for the next three years at each year end, net of Programs being phased out and any foreign currency fluctuations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics—Incremental Business Backlog."

(5) Reflects the Grade Transaction and the Combination.

(6) Gives further effect to the Refinancing assuming it occurred on September 28, 2014.

(7) Gives further effect to the consummation of this offering, including payment of related fees and expenses, assuming it occurred on September 28, 2014.

Supplemental Information

HHI Segment Supplemental Information for Successor Period 2012

The following table sets forth the Adjusted EBITDA and Adjusted Free Cash Flow for our HHI segment for the period presented:

	Successor Period 2012
	(In millions)
HHI Segment Adjusted EBITDA (a)	$28.5
HHI Segment Capital Expenditures	8.5
HHI Segment Adjusted Free Cash Flow (b)	$20.0

(a) Reconciliations of Adjusted EBITDA and Adjusted Free Cash Flow to net income, the most closely comparable GAAP measure, for our HHI segment are set forth below for the period presented.

	Successor Period 2012
	(In millions)
Net income (loss)	$(12.2)
Interest expense	9.7
Income tax expense (benefit)	(6.2)
Depreciation and amortization	15.2
EBITDA	6.5
Loss on debt extinguishment	—
(Gain) loss on foreign currency	—
(Gain) loss on fixed asset	—
Stock-based compensation	0.1
Sponsor management fee	0.5
Non-recurring acquisition expenses	21.4
Non-recurring operational items	—
Adjusted EBITDA	28.5
Capital Expenditures	8.5
Adjusted Free Cash Flow	$ 20.0

(b) Adjusted Free Cash Flow is calculated as Adjusted EBITDA less capital expenditures.

Metaldyne Segment Supplemental Information for Successor Period 2012

The following table sets forth the Adjusted EBITDA and Adjusted Free Cash Flow for our Metaldyne segment for the period presented:

	Successor Period 2012
	(In millions)
Metaldyne Segment Adjusted EBITDA (a)	$ 0.9
Metaldyne Segment Capital Expenditures	1.9
Metaldyne Segment Adjusted Free Cash Flow (b)	$(1.0)

These provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a transaction involving a change in control of our company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts. These provisions could also make it more difficult for stockholders to nominate directors for election to our board of directors and take other corporate actions.

Our amended and restated certificate of incorporation provides that, subject to certain exceptions, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by, or any wrongdoing by, any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation (including as it may be amended from time to time) or our bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws, or (v) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to this Offering

An active, liquid trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our shares that you purchase. The initial public offering price of our common stock will be determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail after the completion of this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to resell your shares at, or above, the initial public offering price.

Future sales of our common stock or securities convertible into or exchangeable for common stock could depress the market price of our common stock.

Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock. Our directors, executive officers and American Securities will be subject to the lock-up agreements described in "Underwriting" and are subject to the Rule 144 holding period requirements described in "Shares Eligible for Future Sale—Lock-Up Arrangements and Registration Rights." Upon the completion of this offering, we will have outstanding 67,073,255 shares of common stock, of which:

- * shares (* shares if the underwriters exercise their option to purchase additional shares in full) that the selling stockholder is selling in this offering and, unless purchased by affiliates, may be resold in the public market immediately after this offering; and

- * shares (* shares if the underwriters exercise their option to purchase additional shares in full) will be "restricted securities," as defined under Rule 144 under the Securities Act, and eligible for sale in the public market subject to the requirements of Rule 144, all of which are subject to lock-up agreements and will become available for resale in the public market beginning 180 days after the date of this prospectus.

American Securities has demand registration rights pursuant to the Stockholders' Agreement as described in "Certain Relationships and Related Person Transactions—Stockholders' Agreement." We have also registered 5,900,000 shares of our common stock that we have issued or have reserved for issuance under our 2014 Equity Incentive Plan, of which (i) * restricted shares of our common stock are expected to be granted in connection with this offering, which number of shares is based on the midpoint of the range set forth on the cover page of this prospectus and (ii) options to purchase 1,552,255 shares of our common stock were issued in connection with the Combination. In addition, 4,890,035 shares of our common stock are issuable upon exercise of outstanding stock options pursuant to previous plans sponsored by Metaldyne, HHI and Grede. These shares may be sold in the public market upon issuance and once vested, subject to the 180-day lock-up period for awards held by our executive officers and directors and other restrictions provided under the terms of the 2014 Equity Incentive Plan and applicable award agreement.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, may, in its sole discretion and without notice, release all or any portion of the shares subject to lock-up agreements prior to expiration of the lock-up period. Subject to the terms of the lock-up agreements, we also may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders. Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to or could sell shares, could reduce the market price of our common stock. Any decline in the price of shares of our common stock could impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

The price of our common stock may be volatile.

Securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions could reduce the market price of our common stock regardless of our results of operations. The trading price of our common stock is likely to be highly volatile and could be subject to wide price fluctuations in response to various factors, including, among other things, the risk factors described herein, and other factors beyond our control. Factors affecting the trading price of our common stock could include:

- market conditions in the broader stock market;

- actual or anticipated variations in our quarterly financial and operating results;

- variations in operating results of similar companies;

- introduction of new services by us, our competitors or our customers;

- issuance of new, negative or changed securities analysts' reports, recommendations or estimates;

- investor perceptions of us and the industries in which we or our customers operate;

- sales, or anticipated sales, of our stock, including sales by existing stockholders;

- additions or departures of key personnel;

- regulatory or political developments;

- stock-based compensation expense under applicable accounting standards;

- litigation and governmental investigations; and

- changing economic conditions.

These and other factors may cause the market price and demand for shares of our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. Securities litigation against us, regardless of the merits or outcome, could result in substantial costs and divert the time and attention of our management from our business, which could significantly harm our business, profitability and reputation.

We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

After the completion of this offering, we intend to pay cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements, business prospects and other factors that our board of directors may deem relevant. Our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization or agreements of our subsidiaries, including agreements governing the Senior Credit Facilities and the Senior Notes. Future agreements may also limit our ability to pay dividends. For more information, see "Dividend Policy." There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

The initial public offering price per share is expected to be substantially higher than the pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting the book value of our liabilities. Based on our pro forma net tangible book value as of September 28, 2014 and assuming an offering price of $* per share, which is the midpoint of the range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution in the amount of $* per share. See "Dilution."

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our common stock and our trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our common stock would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, the price of our common stock would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause the price of our common stock and trading volume to decline.

DIVIDEND POLICY

After the completion of this offering, we intend to pay cash dividends, subject to the discretion of our board of directors and our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements, business prospects and other factors that our board of directors may deem relevant. We expect to pay a quarterly cash dividend on our common stock of $* per share, or $25.0 million per annum, commencing in the first quarter of 2015. We will evaluate future quarterly dividend payment amounts based on our cash flow and liquidity position. The payment, including timing and amount, of such quarterly dividends and any future dividends will be at the discretion of our board of directors.

Our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization or agreements of our subsidiaries, including agreements governing the Senior Credit Facilities and the Senior Notes. Such agreements permit MPG Holdco, our wholly-owned subsidiary, to pay $30.0 million in any calendar year, plus an additional amount based on our earnings, in cash dividends up to us for purposes of declaration and payment of dividends on our common stock. Future agreements may also limit our ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Certain Indebtedness" for a description of the restrictions on our ability to pay dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 28, 2014:

- on an actual basis;

- on a pro forma basis to give effect to the Refinancing; and

- on a pro forma as adjusted basis to give effect to consummation of this offering, including payment of related fees and expenses.

All of the shares of common stock offered by this prospectus are being sold by the selling stockholder. We will not receive any of the proceeds from the sale of shares by the selling stockholder in this offering, including from any exercise by the underwriters of their option to purchase additional shares from the selling stockholder.

The Refinancing was completed on October 20, 2014 whereby MPG Holdco entered into the $1,600.0 million Senior Credit Facilities, consisting of (i) the seven-year $1,350.0 million Term Loan Facility, all of which was drawn on the closing date of the Refinancing, and (ii) the $250.0 million Revolving Credit Facility (excluding $13.1 million of letters of credit outstanding as of September 28, 2014), of which no amounts were drawn on the closing date of the Refinancing, and MPG Holdco issued $600.0 million aggregate principal amount of the Senior Notes. The net proceeds of the Senior Notes and the borrowings under the Senior Credit Facilities, together with cash on hand, were used to prepay all amounts outstanding under the existing senior secured credit facilities. See "Summary—The Refinancing."

This table should be read in conjunction with "Summary," "Use of Proceeds," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock" and our financial statements and the related notes thereto included elsewhere in this prospectus.

	As of September 28, 2014		
	Actual	Pro Forma	Pro Forma As Adjusted
	(In millions, except per share data)		
Cash and cash equivalents	$ 148.9	$ 119.7	$ 119.7
Existing revolving credit facilities(1)	$ 19.4	$ —	$ —
Long-term debt (including current portion)(2):			
Existing term loans(1)	1,929.1	—	—
Senior Credit Facilities(3):			
Revolving Credit Facility	—	—	—
Term Loan Facility	—	1,350.0	1,350.0
Senior Notes	—	600.0	600.0
Other debt(4)	31.3	31.3	31.3
Total debt	1,979.8	1,981.3	1,981.3
Equity:			
Common stock, $0.001 par value; 400,000,000 shares authorized and 67,073,255 shares issued and outstanding	0.1	0.1	0.1
Preferred stock, $0.001 par value; no shares authorized (actual, pro forma); 10,000,000 shares authorized, no shares issued and outstanding (pro forma as adjusted)	—	—	—
Paid-in-capital	830.0	830.0	826.3
Accumulated other comprehensive loss	(9.4)	(9.4)	(9.4)
Deficit	(279.9)	(318.4)	(318.4)
Total equity attributable to stockholders	540.8	502.3	498.6
Noncontrolling interest	2.4	2.4	2.4
Total stockholders' equity	543.2	504.7	501.0
Total capitalization	$2,523.0	$2,486.0	$2,482.3

---

(1) The existing term loans and existing revolving credit facilities were repaid in connection with the Refinancing.

(2) Long-term debt does not reflect original issue discount.

(3) We also have the option to add one or more incremental facilities under the agreement governing the Senior Credit Facilities in an aggregate amount of up to $550.0 million plus unlimited additional amounts so long as after giving pro forma effect to the incurrence of such additional amount, we are in compliance with first lien leverage, total secured leverage or total leverage ratios, as applicable. See "Description of Other Indebtedness—Senior Credit Facilities."

(4) Consists of capital leases and other operating debt.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the net tangible book value per share of our common stock upon the consummation of this offering. Dilution results from the fact that the per share offering price of our common stock is substantially in excess of the book value per share attributable to our existing investors.

As of September 28, 2014, we had net tangible book value of approximately $(1,150.8) million, or $(17.15) per share. Net tangible book value per share represents total tangible assets less total liabilities divided by the number of shares of common stock outstanding. After giving effect to (i) the sale of * shares of common stock in this offering, based upon an assumed initial public offering price of $* per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated offering expenses payable by us and (ii) the Refinancing, our net tangible book value as of September 28, 2014 would have been approximately $* million, or $* per share. This represents an immediate decrease in net tangible book value of $* per share to existing stockholders and an immediate dilution of $* per share to new investors purchasing common stock in this offering. The following table illustrates this dilution on a per share of common stock basis:

Assumed initial public offering price per share		$ *
Net tangible book value per share as of September 28, 2014	$(17.15)	
Decrease in pro forma net tangible book value per share attributable to new investors	*	
Net tangible book value per share after this offering		*
Dilution per share to new investors		$ *

Each $1.00 increase (decrease) in the assumed initial public offering price of $* per share (the midpoint of the price range set forth on the cover page of this prospectus), or if the underwriters were to fully exercise their option to purchase additional shares of our common stock from the selling stockholder, would not increase (decrease) our net tangible book value, the net tangible book value per share after this offering or the dilution per share to new investors, assuming the number of shares offered by the selling stockholder, as set forth on the cover page of this prospectus, remains the same.

The following table sets forth, as of September 28, 2014, the total number of shares of common stock owned by existing stockholders, including the selling stockholder, and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $* per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
Existing stockholders	*	*%	$ *	*%	$ *
New investors	*	*	*	*	*
Total	67,073,255	100.0%	$ *	100.0%	$ *

If the underwriters were to fully exercise their option to purchase * additional shares of our common stock from the selling stockholder, the percentage of shares of our common stock held by existing stockholders would be *%, and the percentage of shares of our common stock held by new investors would be *%.

A $1.00 increase (decrease) in the assumed initial offering price would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $*, $* and $* per share, respectively. An increase (decrease) of 1.0 million in the number of shares offered by the selling stockholder would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $*, $* and $* per share, respectively.

UNAUDITED PRO FORMA FINANCIAL DATA

The following unaudited pro forma consolidated financial data as of September 28, 2014 and for the nine months ended September 28, 2014, the nine months ended September 29, 2013 and the year ended December 31, 2013 has been derived by giving effect to the following pro forma adjustments to our historical consolidated financial statements appearing elsewhere in this prospectus:

- the Grede Transaction;

- the Combination;

- the Refinancing;

- issuance of * restricted shares of our common stock that are expected to be granted in connection with this offering, which number of shares is based on the midpoint of the range set forth on the cover page of this prospectus;

- the elimination of certain sponsor management fees; and

- the sale of * shares of our common stock offered by the selling stockholder in this offering at an assumed initial public offering price of $* per share, which is the midpoint of the range set forth on the cover page of this prospectus.

The Grede Transaction entailed the acquisition of Grede by American Securities and certain members of Grede management on June 2, 2014. The purchase price for the Grede Transaction was $829.7 million, net of cash and cash equivalents acquired.

For the purposes of the unaudited pro forma condensed consolidated statement of operations for the nine months ended September 28, 2014, the nine months ended September 29, 2013 and the year ended December 31, 2013, we assumed that the Grede Transaction occurred on January 1, 2013 and was accounted for using the acquisition method. The unaudited pro forma condensed consolidated statement of operations was derived from our unaudited historical statements of operations for the nine months ended September 28, 2014 and the nine months ended September 29, 2013 and our historical statement of operations for the year ended December 31, 2013 and the unaudited historical statements of operation of Grede for the nine months ended September 28, 2014 and the nine months ended September 29, 2013 and the historical statements of Grede for the year ended December 31, 2013.

The pro forma adjustments related to the Grede Transaction are preliminary and are based on information available to date, and are subject to revision as additional information becomes available as to, among other things, the fair value of acquired assets and liabilities and the final determination of acquisition-related costs. The actual adjustments described herein have been made as of the closing date of the Grede Transaction and may change based upon the finalization of appraisals and other valuation studies we have arranged to obtain. Revisions to the preliminary purchase price allocation of the Grede Transaction could materially change the pro forma amounts of total assets, total liabilities and stockholders' equity, depreciation and amortization and income tax expense.

The Combination entailed the reorganization of HHI, Metaldyne and Grede on August 4, 2014 through the mergers of three separate wholly-owned merger subsidiaries of MPG. As a result, HHI, Metaldyne and Grede became wholly-owned subsidiaries of MPG. The Combination has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests, that is, the bases of accounting of HHI, Metaldyne and Grede were carried over to MPG. See "Summary—Company Organization and History."

In connection with the Combination, we incurred additional professional fees. The additional professional fees are non-recurring and directly attributable to the Combination. The pro forma adjustments remove the professional fees from the pro forma condensed consolidated statements of operations.

In connection with the Combination and as adjusted for the stock split, we issued options to purchase 1.6 million shares of MPG common stock at an exercise price of $* per share and we converted HHI, Metaldyne and Grede equity grants to MPG equity grants. The pro forma adjustments for stock-based compensation expenses are to account for related expenses as if the equity grants were awarded or converted as of January 1, 2013.

The pro forma adjustments for the Refinancing relate to borrowings under the Senior Credit Facilities and issuance of the Senior Notes and prepayment of the existing senior secured credit facilities. For the purposes of the unaudited pro forma condensed consolidated statements of operations for the nine months ended September 28, 2014, the nine months ended September 29, 2013 and the year ended December 31, 2013, we assumed the Refinancing occurred on January 1, 2013. For the purposes of the unaudited pro forma condensed consolidated balance sheet, we assumed the Refinancing occurred on September 28, 2014.

On October 20, 2014, MPG Holdco entered into the $1,350.0 million Term Loan Facility as well as the $250.0 million Revolving Credit Facility. Interest on the Term Loan Facility is accrued at a rate equal to the LIBOR rate (bearing a LIBOR floor of 1.00%) plus an applicable margin of 3.50% or a base rate that is the higher of the Federal Funds Rate (plus 0.50%), the U.S. prime rate as published in the Wall Street Journal, or LIBOR (plus 1.00%), plus an applicable margin of 2.50%, at MPG Holdco's option. After a qualifying initial public offering, including this offering, the applicable margin will be 3.25% for LIBOR rate loans and 2.25% for base rate loans. The Term Loan Facility matures in 2021 and is payable in quarterly installments of $3.375 million beginning in March 2015. At the time of the Refinancing, there was no balance outstanding on the Revolving Credit Facility.

On October 20, 2014, MPG Holdco issued $600.0 million aggregate principal amount of the Senior Notes. The Senior Notes mature on October 15, 2022, and bear interest at a rate of 7.375%, payable semiannually, on April 15th and October 15th of each year.

The net proceeds of the Senior Notes and the borrowings under the Senior Credit Facilities, together with cash on hand, were used to prepay all amounts outstanding under each of HHI, Metaldyne and Grede's existing senior secured credit facilities.

In addition to the pro forma adjustments related to the Refinancing, the pro forma adjustments related to the offering include a reduction in interest expense due to a reduction in the applicable interest rate on the Term Loan Facility by 25 basis points.

The pro forma adjustments for this offering also relate to restricted shares of our common stock expected to be granted in connection with this offering. The number of shares expected to be granted is estimated to be * based on the midpoint of the price range set forth on the cover page of this prospectus. For the purposes of the pro forma condensed consolidated statements of operations, we recognized the related expense as if the grant date was January 1, 2013.

The pro forma adjustments for this offering also relate to the elimination of certain sponsor management fees under the management consulting agreements between American Securities and each of HHI, Metaldyne and Grede. See "Certain Relationships and Related Person Transactions—Management Consulting Agreements." These agreements will terminate pursuant to their respective terms upon consummation of this offering. For the purposes of the unaudited pro forma condensed consolidated statements of operations for the nine months ended September 28, 2014, the nine months ended September 29, 2013 and the year ended December 31, 2013, we assumed the consummation of this offering occurred on January 1, 2013 and, therefore, reversed all sponsor management fees paid to American Securities during those periods.

The unaudited pro forma condensed consolidated financial information does not purport to represent what our results of operations or financial condition would have been had the pro forma adjustments actually occurred on the dates indicated, and they do not purport to project our results of operations or financial condition for any future period or as of any future period.

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED BALANCE SHEET
As of September 28, 2014
(In millions)

	Consolidated MPG	The Refinancing Pro Forma Adjustments(a)	Subtotal	Offering Pro Forma Adjustments(b)	Pro Forma
Assets					
Cash and cash equivalents	$ 148.9	$(29.2)	$ 119.7	$ —	$ 119.7
Receivable, net					
Trade	384.4	—	384.4	—	384.4
Other	29.4	—	29.4	—	29.4
Total receivables, net	413.8	—	413.8	—	413.8
Inventories	194.5	—	194.5	—	194.5
Deferred income taxes	3.4	—	3.4	—	3.4
Prepaid expenses	23.0	—	23.0	—	23.0
Other assets	23.6	—	23.6	(2.7)	20.9
Total current assets	807.2	(29.2)	778.0	(2.7)	775.3
Property and equipment, net	724.5	—	724.5	—	724.5
Goodwill	894.9	—	894.9	—	894.9
Amortizable intangible assets, net	796.1	—	796.1	—	796.1
Deferred income taxes, non current	1.9	—	1.9	—	1.9
Other assets	66.2	(29.8)	36.4	—	36.4
Total assets	$3,290.8	$(59.0)	$3,231.8	$ (2.7)	$3,229.1
Liabilities and Equity:					
Accounts payable	$ 287.7	$ —	$ 287.7	$ —	$ 287.7
Accrued compensation	57.8	—	57.8	—	57.8
Accrued liabilities	82.8	(8.7)	74.1	1.0	75.1
Deferred income taxes	9.7	—	9.7	—	9.7
Short-term debt	23.1	(19.4)	3.7	—	3.7
Current portion, long-term debt	21.4	(4.6)	16.8	—	16.8
Total current liabilities	482.5	(32.7)	449.8	1.0	450.8
Long-term debt, less current maturities	1,928.2	25.7	1,953.9	—	1,953.9
Deferred income taxes	288.2	(13.5)	274.7	—	274.7
Other long-term liabilities	48.7	—	48.7	—	48.7
Total liabilities	2,747.6	(20.5)	2,727.1	1.0	2,728.1
Equity:					
Common stock	0.1	—	0.1	—	0.1
Paid-in capital	830.0	—	830.0	(3.7)	826.3
Deficit	(279.9)	(38.5)	(318.4)	—	(318.4)
Accumulated other comprehensive loss	(9.4)	—	(9.4)	—	(9.4)
Total equity attributable to stockholders	540.8	(38.5)	502.3	(3.7)	498.6
Noncontrolling interest	2.4	—	2.4	—	2.4
Total stockholders' equity	543.2	(38.5)	504.7	(3.7)	501.0
Total liabilities and stockholders' equity	$3,290.8	$(59.0)	$3,231.8	$ (2.7)	$3,229.1

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

a) Reflects the Refinancing as if it occurred on September 28, 2014, which includes the following adjustments:

	Issuance of new debt (i)	Repayment of existing debt (ii)	Expense recognition (iii)	Total
	(In millions)			
Cash	$1,919.3	$(1,948.5)	$ —	$(29.2)
Other assets	23.9	—	(53.7)	(29.8)
Accrued liabilities	—	—	(8.7)	(8.7)
Short-term debt	—	(19.4)	—	(19.4)
Current portion, long-term debt	13.5	(18.1)	—	(4.6)
Long-term debt, less current maturities	1,929.7	(1,911.0)	7.0	25.7
Deferred income taxes	—	—	(13.5)	(13.5)
Deficit	—	—	(38.5)	(38.5)

(i)   Borrowings under the Senior Credit Facilities of $1,350.0 million and issuance of $600.0 aggregate principal amount of the Senior Notes, net of discounts of $6.8 million, and financing fees of $23.9 million.

(ii) Prepayment of the existing senior secured credit facilities and payment of revolving lines of credit balances.

(iii) Write-off of deferred fees and discounts on prepaid debt and reclassification of tax liability related to prepaid debt from a deferred liability to a current accrual.

b) Included in the Consolidated MPG balance sheet are $2.7 million of costs directly related to this offering. We incurred $1.0 million of additional offering-related costs subsequent to September 28, 2014. The adjustment reflects recognition of the additional costs incurred and the reclassification of the total amount recognized to paid-in-capital.

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENTS OF OPERATIONS
Nine Months Ended September 28, 2014
(In millions, except per share amounts)

	Consolidated MPG	The Grede Transaction			The Combination		The Refinancing		The Offering	
		Grede Holdings LLC Historical Results Adjustment(a)	Acquisition Pro Forma Adjustments(a)	Subtotal	Pro Forma Adjustments(k)(l)	Subtotal	Pro Forma Adjustments(m)	Subtotal	Pro Forma Adjustments(n)(o)(p)	Pro Forma
Net sales	$1,954.8	$427.0	$ —	$2,381.8	$ —	$2,381.8	$ —	$2,381.8	$ —	$2,381.8
Cost of sales	1,649.9	352.2	(0.8) b,c,d,e	2,001.3	—	2,001.3	—	2,001.3	—	2,001.3
Gross profit	304.9	74.8	0.8	380.5	—	380.5	—	380.5	—	380.5
Selling, general and administrative expenses	134.3	67.9	(32.2) f,g	170.0	(9.5)	160.5	—	160.5	0.6	161.1
Acquisition costs	13.0	4.5	(17.5) h	—	—	—	—	—	—	—
Operating profit	157.6	2.4	50.5	210.5	9.5	220.0	—	220.0	(0.6)	219.4
Interest expense, net	70.7	17.4	(3.6) i	84.5	—	84.5	3.1	87.6	(2.5)	85.1
Other, net	(7.1)	—	—	(7.1)	—	(7.1)	(2.8)	(9.9)	—	(9.9)
Other expense, net	63.6	17.4	(3.6)	77.4	—	77.4	0.3	77.7	(2.5)	75.2
Income (loss) before tax	94.0	(15.0)	54.1	133.1	9.5	142.6	(0.3)	142.3	1.9	144.2
Income tax expense	31.1	3.7	12.4 j	47.2	3.5	50.7	(0.1)	50.6	0.7	51.3
Net income (loss)	62.9	(18.7)	41.7	85.9	6.0	91.9	(0.2)	91.7	1.2	92.9
Income attributable to noncontrolling interest	0.3	—	—	0.3	—	0.3	—	0.3	—	0.3
Net income (loss) attributable to stockholders	$ 62.6	$(18.7)	$ 41.7	$ 85.6	$ 6.0	$ 91.6	$(0.2)	$ 91.4	$1.2	$ 92.6
Net income (loss) per share attributable to stockholders:										
Basic	$ 0.93									$ 1.38 q
Diluted	$ 0.92									$ 1.35 q

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENTS OF OPERATIONS
Nine Months Ended September 29, 2013
(In millions, except per share amounts)

	Consolidated MPG	The Grede Transaction			The Combination		The Refinancing		The Offering	
		Grede Holdings LLC Historical Results Adjustment(a)	Acquisition Pro Forma Adjustments(a)	Subtotal	Pro Forma Adjustments(l)	Subtotal	Pro Forma Adjustments(m)	Subtotal	Pro Forma Adjustments(n)(o)(p)	Pro Forma
Net sales	$1,505.9	$791.9	$ —	$2,297.8	$ —	$2,297.8	$—	$2,297.8	$—	$2,297.8
Cost of sales	1,276.9	656.6	7.2 b,c,d,e	1,940.7	—	1,940.7	—	1,940.7	—	1,940.7
Gross profit	229.0	135.3	(7.2)	357.1	—	357.1	—	357.1	—	357.1
Selling, general and administrative expenses	89.1	44.8	25.0 f	158.9	10.5	169.4	—	169.4	1.2	170.6
Long-lived asset impairment	—	19.6	—	19.6	—	19.6	—	19.6	—	19.6
Operating profit	139.9	70.9	(32.2)	178.6	(10.5)	168.1	—	168.1	(1.2)	166.9
Interest expense, net	54.0	15.9	8.7 i	78.6	—	78.6	9.2	87.8	(2.5)	85.3
Other, net	5.5	—	—	5.5	—	5.5	(4.9)	0.6	—	0.6
Other expense, net	59.5	15.9	8.7	84.1	—	84.1	4.3	88.4	(2.5)	85.9
Income (loss) before tax	80.4	55.0	(40.9)	94.5	(10.5)	84.0	(4.3)	79.7	1.3	81.0
Income tax expense	26.6	4.3	1.6 j	32.5	(4.1)	28.4	(1.7)	26.7	0.5	27.2
Net income (loss)	53.8	50.7	(42.5)	62.0	(6.4)	55.6	(2.6)	53.0	0.8	53.8
Income attributable to noncontrolling interest	0.2	—	—	0.2	—	0.2	—	0.2	—	0.2
Net income (loss) attributable to stockholders	$ 53.6	$ 50.7	$(42.5)	$ 61.8	$ (6.4)	$ 55.4	$(2.6)	$ 52.8	$ 0.8	$ 53.6
Net income (loss) per share attributable to stockholders:										
Basic	$ 0.80									$ 0.80 q
Diluted	$ 0.80									$ 0.79 q

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENTS OF OPERATIONS
Year Ended December 31, 2013
(In millions, except per share amounts)

		The Grede Transaction			The Combination		The Refinancing		The Offering	
	Consolidated MPG	Grede Holdings LLC Historical Results Adjustment(a)	Acquisition Pro Forma Adjustments(a)	Subtotal	Pro Forma Adjustments(l)	Subtotal	Pro Forma Adjustments(m)	Subtotal	Pro Forma Adjustments(n)(o)(p)	Pro Forma
Net sales	$2,017.3	$1,035.6	$ —	$3,052.9	$ —	$3,052.9	$ —	$3,052.9	$—	$3,052.9
Cost of sales	1,708.7	858.2	9.0 b,c,d,e	2,575.9	—	2,575.9	—	2,575.9	—	2,575.9
Gross profit	308.6	177.4	(9.0)	477.0	—	477.0	—	477.0	—	477.0
Selling, general and administrative expenses	123.2	56.0	33.4 f	212.6	11.2	223.8	—	223.8	1.6	225.4
Long-lived asset impairment	—	18.2	—	18.2	—	18.2	—	18.2	—	18.2
Operating profit (loss)	185.4	103.2	(42.4) i	246.2	(11.2)	235.0	—	235.0	(1.6)	233.4
Interest expense, net	74.7	20.4	12.4	107.5	—	107.5	9.9	117.4	(3.4)	114.0
Other, net	17.8	—	—	17.8	—	17.8	(6.5)	11.3	—	11.3
Other expense, net	92.5	20.4	12.4	125.3	—	125.3	3.4	128.7	(3.4)	125.3
Income (loss) before tax	92.9	82.8	(54.8) j	120.9	(11.2)	109.7	(3.4)	106.3	1.8	108.1
Income tax expense	35.0	7.0	4.6	46.6	4.4	42.2	(1.3)	40.9	0.7	41.6
Net income (loss)	57.9	75.8	(59.4)	74.3	(6.8)	67.5	(2.1)	65.4	1.1	66.5
Income attributable to noncontrolling interest	0.3	—	—	0.3	—	0.3	—	0.3	—	0.3
Net income (loss) attributable to stockholders	$ 57.6	$ 75.8	$(59.4)	$ 74.0	$ (6.8)	$ 67.2	$(2.1)	$ 65.1	$1.1	$ 66.2
Net income (loss) per share attributable to stockholders:										
Basic	$ 0.86									$ 0.99 q
Diluted	$ 0.86									$ 0.97 q

61

j) The adjustments to income tax provision (benefit) applied U.S. statutory rates collectively to the Grede historical results and the pro forma adjustments using rates of 41.0% for the nine months ended September 28, 2014, 41.5% for the nine months ended September 29, 2013 and 41.5% for the year ended December 31, 2013. In connection with the Grede Transaction, Grede became a corporation for U.S. federal income tax purposes subject to corporate level income taxes in future period, and the effective tax rates were determined assuming Grede as a corporation for U.S. federal income tax purposes considering all significant permanent book/tax differences and using the applicable federal, state, and foreign statutory tax rates.

k) Included in our consolidated results for the nine months ended September 28, 2014 are $1.5 million of legal, accounting and consulting fees incurred for services directly related to the Combination. The adjustment removes such fees from the pro forma statement of operations.

l) In conjunction with the Combination and adjusted for the stock split, we issued options for 1.6 million shares of our common stock ("New Options") and converted outstanding awards on HHI, Metaldyne and Grede equity into options for 4.9 million shares of our common stock ("Converted Options"). The adjustment reflects additional expense for stock-based compensation as a result of granting the New Options as if the grant occurred on January 1, 2013 and reflects changes in expense recognition on the Converted Options as if the conversion occurred on January 1, 2013. The expense on the New Options was determined based on the grant-date calculated value based on a Black-Scholes valuation model. Weighted average assumptions, as adjusted for the stock split, used for the grant-date calculated value of the New Options were as follows:

	New Awards
Per share fair market value of the underlying stock	$ *
Exercise price of the option	$ *
Expected term of the option	5
Annual risk-free interest rate over the option's expected term	1.7%
Expected annual dividend yield on the underlying stock over the option's expected term	0%
Expected stock price volatility over the option's expected term	65%
Weighted average calculated value	$ *

The expense for each period was applied as follows:

	Nine Months Ended September 28, 2014	Nine Months Ended September 29, 2013	Year Ended December 31, 2013
New Options with immediate vesting (1)	$(7.9)	$ 7.9	$ 7.9
Changes in timing of recognition (2)	(1.9)	—	—
Expense adjustment on all other options (3)	1.8	2.6	3.3
Stock-based compensation adjustment	(8.0)	10.5	11.2

(1) Included in Consolidated MPG results for the nine months ended September 28, 2014 is $7.9 million of expense recognized on the portion of New Options which vested upon grant. The adjustment moves the recognition of this expense to January 1, 2013.

(2) Included in Consolidated MPG results for the nine months ended September 28, 2014 is $1.9 million of expense recognized on HHI awards representing acceleration of expense recognition as a result of a dividend payment by HHI in May 2014. With an assumed conversion date of January 1, 2013, the acceleration in not applicable to the pro forma results.

Expense recognition for remaining New Options is being expensed over their weighted average vesting period of 3.1 years. The adjustment represents approximately seven months of expense for the nine months ended September 28, 2014, nine months of expense for the nine months ended September 29, 2013 and 12 months of expense for the year ended December 31, 2013.

m) The adjustment to reflect interest expense and debt transaction expenses as if the Refinancing, as described above, occurred on January 1, 2013 was calculated using an average interest rate of 4.5% on the borrowings under the Senior Credit Facilities and 7.375% on the Senior Notes for the nine months ended September 28, 2014, nine months ended September 29, 2013 and year ended December 31, 2013 as follows:

	Nine Months Ended September 28, 2014	Nine Months Ended September 29, 2013	Year Ended December 31, 2013
	(In millions)		
Interest including amortization of deferred financing fees and discounts on the Refinancing	$ 83.1	$ 83.2	$ 111.1
Less: historical interest on prepaid debt	(80.0)	(74.0)	(101.2)
Total interest expense adjustment . . .	$ 3.1	$ 9.2	$ 9.9
Reverse previously recognized debt transaction expenses	$ (2.8)	$ (4.9)	$ (6.5)
Total other, net adjustment	$ (2.8)	$ (4.9)	$ (6.5)

Due to the LIBOR floor, an assumed 25 basis point change in LIBOR, would have no impact on the interest expense adjustment.

n) Included in our consolidated results are fees incurred by HHI, Metaldyne and Grede under management consulting agreements with American Securities. These agreements will terminate pursuant to their respective terms upon the consummation of this offering. The adjustment removes such fees from the pro forma statement of operations and reflects the amount of fees recognized in our consolidated results for each period. The adjustment was $3.7 million for the nine months ended September 28, 2014, $3.0 million for the nine months ended September 29, 2013 and $4.0 million for the year ended December 31, 2013.

o) Reflects the reduction in the interest rate applied in footnote (l) above to the Senior Credit facilities by 25 basis points attributable to this offering. The adjustment was applied as follows:

	Nine Months Ended September 28, 2014	Nine Months Ended September 29, 2013	Year Ended December 31, 2013
	(In millions)		
Interest expense	$(2.5)	$(2.5)	$(3.4)

p) In connection with this offering, we expect to issue restricted shares of our stock with a value of $12.7 million and the number of shares is estimated to be * based on the midpoint of the price range set forth on the cover page of this prospectus. The vesting period is two years for * shares and three years for * shares. The adjustment was $4.3 million for the nine months ended September 28, 2014, $4.3 million for the nine months ended September 29, 2013 and $5.6 million for the year ended December 31, 2013.

g)   Pro forma earnings per share were calculated using net income (loss) attributable to stockholders as the numerator and the following denominators:

	Nine Months Ended September 28, 2014	Nine Months Ended September 29, 2013	Year Ended December 31, 2013
	(In millions)		
Basic shares: Common stock of MPG outstanding upon completion of the Combination and the stock split	67.1	67.1	67.1
Dilutive stock-based compensation awards outstanding	1.5	0.8	0.8
Diluted shares	68.6	67.9	67.9

by American Securities and certain members of Metaldyne management on December 18, 2012. The purchase price for the Metaldyne Transaction, including contingent consideration, was $796.6 million, net of cash and cash equivalents acquired. The Metaldyne Transaction was financed through a $620.0 million senior secured credit facility, which included a $75.0 million revolving credit facility (of which $6.0 million was outstanding at December 18, 2012), by cash from capital contributions of $295.0 million and $175.0 million of Metaldyne's existing cash at December 18, 2012.

Grede manufactures highly-engineered components for the light, commercial and industrial vehicle and industrial (agriculture, construction, mining, rail, wind energy and oil field) vehicle end-markets. These components include turbocharger housings, differential carriers and cases, scrolls and covers, brake calipers and housings, knuckles, control arms, and axle components. Grede was formed in 2010 through a combination of the assets of the former Grede Foundries, Inc. and Citation Corporation, following a §363 U.S. bankruptcy court supervised sale process. Subsequently, Grede acquired Foseco-Morval Inc., GTL Precision Patterns Inc., Paxton-Mitchell Corporation, Virginia Castings Industries LLC, Teknik S.A. de C.V. and Novocast S.A. de C.V. and established global alliances, including with Georg Fischer Automotive AG (Europe / China). Grede was acquired by American Securities and certain members of Grede management on June 2, 2014. The purchase price for the Grede Transaction was $829.7 million, net of cash and cash equivalents acquired. The purchase price was funded by $258.6 million in cash from capital contributions, $600.0 million in borrowings under Grede's term loan credit facility and $75.0 million in borrowings under Grede's revolving credit facility (of which $1.0 million was outstanding at June 2, 2014).

In this discussion and analysis, we refer to the HHI Transaction, the Metaldyne Transaction and the Grede Transaction as the "Transactions."

Immediately following the closing of this offering, American Securities is expected to own approximately *% of our outstanding common stock, or *% if the underwriters exercise their option to purchase additional shares in full from the selling stockholder. As a result, American Securities will be able to exert significant voting influence over fundamental and significant corporate matters and transactions. See "Risk Factors—Risks Related to Our Company and Our Organizational Structure" and "Principal and Selling Stockholder."

The Combination

HHI, Metaldyne and Grede were reorganized on August 4, 2014 through the mergers of three separate wholly-owned merger subsidiaries of MPG. As a result, HHI, Metaldyne and Grede became wholly-owned subsidiaries of MPG. These transactions are referred to as the "Combination." The Combination has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests, that is, the bases of accounting of HHI and Metaldyne were carried over to MPG. See "Summary—Company Organization and History."

The Refinancing

On October 20, 2014, MPG Holdco, our wholly owned subsidiary, entered into the Senior Credit Facilities in the aggregate amount of $1,600.0 million. The Senior Credit Facilities provide for (i) the seven-year $1,350.0 million Term Loan Facility and (ii) the five-year $250.0 million Revolving Credit Facility. The Senior Credit Facilities rank guaranteed by MPG and substantially all of our existing and future domestic restricted subsidiaries and are secured by substantially all of our and the guarantors' assets on a first lien basis, subject, in each case, to certain limitations. On October 20, 2014, MPG Holdco also entered into an indenture pursuant to which it issued $600.0 million aggregate principal amount of its 7.375% Senior Notes due 2022. The Senior Notes are pari passu in right of payment with the Senior Credit Facilities, but are effectively subordinated to the Senior Credit Facilities to the extent of the value of the assets securing such indebtedness. For further information on the Senior Credit Facilities, see "Description of Other Indebtedness—Senior Credit Facilities."

BUSINESS

Business Overview

We are a leading provider of highly-engineered components for use in Powertrain and Safety-Critical Platforms for the global light, commercial and industrial vehicle markets. We produce these components using complex metal-forming manufacturing technologies and processes for a global customer base of vehicle OEMs and Tier I suppliers. Our components help OEMs meet fuel economy, performance and safety standards. Given these increasingly stringent standards, components for Powertrain and Safety-Critical Platforms are among the largest and fastest growing dollar content categories within a vehicle. At least one of our components was found in approximately 90% of the 16.2 million light vehicles built in North America. Furthermore, our components were found on over 60% of the top 20 engine and transmission Platform total units produced in North America and Europe during 2013.

Our metal-forming manufacturing technologies and processes include Aluminum Die Casting, Forging, Iron Casting and Powder Metal Forming, as well as Advanced Machining and Assembly. These technologies and processes are used to create a wide range of customized Powertrain and Safety-Critical components that address requirements for power density (increased component strength to weight ratio), power generation, power / torque transfer, strength and NVH.

For 2013, we generated on a pro forma basis:

- Net sales of $3.05 billion;

- Adjusted EBITDA of $508.8 million, or 17% of net sales;

- Net income of $66.5 million; and

- Adjusted EBITDA less capital expenditures, which we refer to as Adjusted Free Cash Flow, of $347.1 million.

Our net sales, Adjusted EBITDA, net income and Adjusted Free Cash Flow were $2.0 billion, $363.1 million, $57.9 million and $240.8 million, respectively, for 2013. We define, reconcile and explain the importance of Adjusted EBITDA and Adjusted Free Cash Flow, non-GAAP financial measures, in "Summary—Summary Historical Financial and Other Data." In addition, see "Unaudited Pro Forma Financial Data" for additional information about our pro forma adjustments, including the impact of the Grede Transaction.

Our business is comprised of three segments with a history of long-standing customer relationships, well-established and difficult to replicate equipment and manufacturing operations, and advanced engineering capabilities focused on metal-forming and value-added technologies and processes:

HHI: HHI manufactures highly-engineered metal-based products for the North American light vehicle market. These components are used in Powertrain and Safety-Critical applications, including transmission components, drive line components, wheel hubs, axle ring and pinion gears, sprockets, balance shaft gears, timing drive systems, VVT components, transfer case components and wheel bearings.

Metaldyne: Metaldyne manufactures highly-engineered metal-based products for the global light vehicle markets. These components are used in Powertrain and Safety-Critical applications, including connecting rods, VVT components, balance shaft systems, and engine crankshaft dampers, differential gears and pinions, differential assemblies, valve bodies, hollow shafts, clutch modules and end covers.

Grede: Grede manufactures cast, machined and assembled components for the light, commercial and industrial (agriculture, construction, mining, rail, wind energy and oil field) vehicle end-markets. These

Annual Performance-Based Compensation

We structured our performance-based compensation program in a manner that was consistent with the existing programs to reward executive officers based on our performance and the performance of the individual employees relative to their individual performance objectives. This allows all executive officers to receive incentive bonus compensation in the event certain specified corporate performance measures are achieved.

Under our performance-based compensation plan, we will pay each of our executive officers an award based on our adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), our adjusted free cash flow (EBITDA less capital expenditures) generation and individual performance objectives. Each executive officer will be entitled to receive a target award based on a percentage of his base salary. 50% of the award will be based on our adjusted EBITDA, 25% of the award will be based on our adjusted free cash flow generation and 25% of the award will be based on individual performance objectives for Mr. Thanopoulos and Mr. Grimm and 50% of the award will be based on our adjusted EBITDA and 50% on our adjusted free cash flow generation for Mr. Amato and Mr. Blaufuss. To receive an award, our adjusted EBITDA has to exceed 80% of budgeted adjusted EBITDA. To receive the target award, we have to meet or exceed our budgeted adjusted EBITDA and adjusted free cash flow and the executive officer has to meet their individual performance objectives. In the event our adjusted EBITDA and adjusted free cash flow exceed budgeted adjusted EBITDA and free cash flow and they met their individual performance objectives, the executive officers would be entitled to receive an award in excess of their target award up to a maximum of 150% of their target award. The target award for Mr. Thanopoulos, Mr. Blaufuss, Mr. Amato and Mr. Grimm will be 100%, 60%, 100% and 110%, respectively, of his base salary. For 2014, the target awards for each NEO will be based upon the adjusted EBITDA of the applicable underlying segment. The 2014 individual performance objectives for Mr. Thanopoulos and Mr. Grimm relate to the general performance of the applicable underlying segment.

Long-Term Equity Incentive Awards

We believe that equity ownership provides our NEOs with a strong incentive to increase our value and aligns the interests of our executive officers with the interests of our stockholders. While we do not have a formal policy requiring our officers and directors to own our stock, we may adopt one in the future. However, our NEOs, along with other key employees, were granted stock options and other equity awards at the time of the HHI Transaction, the Metaldyne Transaction and the Grede Transaction, as applicable, which were converted into options to purchase our common stock in the Combination. In addition, we granted additional options in connection with the Combination under our newly adopted equity incentive plan, which we refer to as the Metaldyne Performance Group Inc. 2014 Equity Incentive Plan. The 2014 Equity Incentive Plan is discussed in more detail under "2014 Equity Incentive Plan" below. Our executive officers will be eligible to receive additional awards of stock options or other equity or equity-based awards under our 2014 Equity Incentive Plan at the discretion of the Compensation Committee, including, in 2015, grants of restricted shares of our common stock in an amount equal to $750,000 in the aggregate at the date of grant and options to purchase our common stock in an amount equal to $750,000 in the aggregate at the date of grant, each vesting over a three-year period from the date of grant. In connection with this offering, we expect to issue time-based vesting restricted shares of our common stock to our employees, including our executive officers, with a value of $12.7 million. The number of restricted shares is estimated to be * based on the midpoint of the price range set forth on the cover page of this prospectus.

Generally, our existing stock options have vesting schedules that are designed to encourage an optionee's continued employment and option prices that are designed to reward an optionee for our performance. Options generally expire 10 years from the date of the grant and vest in five equal annual installments following the date of grant, subject to the optionee's continued employment on each applicable vesting date.

In connection with the Combination, we assumed the ASP MD Holdings, Inc. Stock Option Plan previously sponsored by Metaldyne (the "Metaldyne Plan"), the ASP HHI Holdings, Inc. Stock Option Plan, previously sponsored by HHI (the "HHI Plan"), and the ASP Grede Intermediate Holdings LLC 2014 Unit Option Plan, previously sponsored by Grede (the "Grede Plan" and, together with the Metaldyne Plan and the HHI Plan, the "Assumed Plans"), together with all stock options to purchase shares of common stock of

Metaldyne or HHI and options to purchase units of Grede issued and outstanding under the Assumed Option Plans as of the time of the Combination, which options were converted in accordance with the terms of the Assumed Plans and the Merger Agreement into options to acquire shares of our common stock (the "Assumed Options"). Following our assumption of the Assumed Plans and the Assumed Options, we entered into new award agreements evidencing the Assumed Options which eliminated any performance-based vesting provisions and such options are now solely subject to time-vesting. Prior to the Combination, Mr. Thanopoulos held options to purchase 110,948 shares of common stock of HHI with a strike price of $27.61 which were converted to options under the HHI Plan to purchase 185,374 shares of our common stock with a strike price of $16.53 which vested with respect to 20% of the shares subject to the option on December 6, 2013 and shall vest in respect of another 20% on each of December 6, 2014, 2015, 2016 and 2017, subject generally to continued employment on such dates. As adjusted for the stock split, such options are to purchase 926,870 shares of our common stock with a strike price of $3.31. Mr. Blaufuss held options to purchase 221,597 shares of common stock of Metaldyne with a strike price of $5.77 which were converted to options under the Metaldyne Plan to purchase 47,419 shares of our common stock with a strike price of $26.97 which vested with respect to 20% of the shares subject to the option on February 19, 2014 and shall vest in respect of another 20% on each of February 19, 2015, 2016, 2017 and 2018, subject generally to continued employment on such dates. As adjusted for the stock split, such options are to purchase 237,095 shares of our common stock with a strike price of $5.40. Mr. Amato held options to purchase 576,153 shares of common stock of Metaldyne with a strike price of $5.77 and held options to purchase 35,000 shares of common stock of Metaldyne with a strike price of $15.77 which were converted to options under the Metaldyne Plan to purchase 123,290 shares of our common stock with a strike price of $26.97 and options to purchase 7,489 shares of our common stock with a strike price of $73.71, both of which vested with respect to 20% of the shares subject to the options on February 19, 2014 and each of which shall vest in respect of another 20% on each of February 19, 2015, 2016, 2017 and 2018, subject generally to continued employment on such dates. As adjusted for the stock split, such options are to purchase 616,450 shares of our common stock with a strike price of $5.40 and 37,455 shares of our common stock with a strike price of $14.75, respectively. Mr. Grimm held options to purchase 9,049 units of Grede with a strike price of $1,000 which were converted to options under the Grede Plan to purchase 97,042 shares of our common stock with a strike price of $93.26 which vest with respect to 20% of the shares subject to the option on each of June 2, 2015, 2016, 2017, 2018 and 2019, subject generally to continued employment on such dates. As adjusted for the stock split, such options are to purchase 485,210 shares of our common stock with a strike price of $18.66.

In connection with the Combination, we adopted the 2014 Equity Incentive Plan providing for the grant of options, restricted stock awards, restricted stock units, and other equity-based compensation awards. As a holder of options to acquire shares of common stock of HHI, Mr. Thanopoulos received an option granted under the 2014 Equity Incentive Plan to acquire 84,990 shares of our common stock at a strike price of $100, with respect to which 50,625 of the shares subject to option were fully vested upon grant and 34,365 of the shares subject to option, which shall be 20% vested upon grant and shall vest in respect of another 20% on each of December 6, 2014, 2015, 2016 and 2017, subject to continued employment on such dates. As adjusted for the stock split, such options are to acquire 424,950 shares of our common stock with a strike price of $20, with respect to which 253,125 shares subject to option were fully vested upon grant and 171,825 shares subject to option vested 20% upon grant and 20% on each of December 6, 2014, 2015, 2016 and 2017. In addition, Mr. Thanopoulos, Mr. Blaufuss, Mr. Amato and Mr. Grimm were also granted fully vested options under the 2014 Equity Incentive Plan to purchase 27,844, 787, 5,257 and 1,877 shares of our common stock, respectively, at an exercise price of $100 per share, which amounts were equal to 10% of the number of shares of our common stock owned by such individual. As adjusted for the stock split, such options are to purchase 139,220, 3,935, 26,285 and 9,385 shares of our common stock, respectively, at an exercise price of $20 per share. In addition, in connection with the Combination, Mr. Thanopoulos, Mr. Blaufuss, Mr. Amato and Mr. Grimm were granted options under the 2014 Equity Incentive Plan to purchase 27,037, 4,742, 13,078 and 9,775 shares of our common stock, respectively, at an exercise price of $100 per share, which amounts were equal to 10% of the number of shares of our common stock held under option by such individual, which options vest one-third on each of August 4, 2015, 2016 and 2017. As adjusted for the stock split, such options are to purchase 135,185, 23,710, 65,390 and 48,875 shares of our common stock, respectively, at an exercise price of $20 per share.

(4) Compensation paid by Grede. Does not include the value of 1,016 plan units granted to Mr. Grimm, that vested in 2013, under the Equity Based Compensation Plan previously maintained by Grede Holdings LLC, entitling Mr. Grimm to receive a cash payment in respect of such units in an amount determined as if such units were membership units of Grede Holdings LLC, in a change of control transaction. As of December 31, 2013, the liquidity event (a change of control) was considered not probable of occurring in accordance with ASC 718, *Compensation Stock Compensation*. As a result, no value has been ascribed to such units for purposes of this table. See Notes to the Company's audited financial statements included elsewhere in this prospectus. All awards outstanding under the Equity Based Compensation Plan were cashed out in connection with the Grede Transaction.

(5) This column includes matching contributions made under our 401(k) plan and perquisites and other personal benefits, as set forth in the below table:

Name	401(k) Match ($)	Car Allowance ($)	Executive Flex Allowance ($)	Executive Life Insurance ($)
George Thanopoulos	6,120	—	—	—
Mark Blaufuss	7,650	—	—	—
Thomas Amato	6,697	—	19,682	—
Douglas J. Grimm	5,100	10,200	41,814	1,818

Grants of Plan-Based Awards for 2013

The following table sets forth certain information with respect to the grants of plan-based awards to our NEOs during the year ended December 31, 2013.

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Market Price on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(6)
George Thanopoulos; Chief Executive Officer (1)	—	—	418,180	836,360	—	—	—	—	—	—	—	—	—
Mark Blaufuss; Chief Financial Officer (2)	2/19/2013	2/19/2013	99,478	198,956	268,590	—	—	—	—	237,095(4)	5.40	5.40	1,247,593
Thomas Amato; Co-President (2)	2/19/2013	2/19/2013	266,910	533,820	720,657	—	—	—	—	616,450 37,445(5)	5.40 14.75	5.40 14.75	3,349,442
Douglas J. Grimm; Co-President (3)	—	—	—	—	—	—	—	—	—	—	—	—	—

(1) Compensation paid by HHI.
(2) Compensation paid by Metaldyne.
(3) Compensation paid by Grede.
(4) Reflects the conversion of these options in connection with the Combination, as adjusted for the stock split. Prior to the Combination and the stock split there would have been options to purchase 221,597 shares of common stock of Metaldyne with a strike price of $5.77 per share.
(5) Reflects the conversion of these options in connection with the Combination, as adjusted for the stock split. Prior to the Combination and the stock split there would have been options to purchase 576,153 shares and 35,000 shares of common stock of Metaldyne with a strike price of $5.77 per share and $15.77 per share, respectively.
(6) As required by SEC rules, amounts shown in the column "Grant Date Fair Value of Stock and Option Awards" present the aggregate grant-date fair value of option awards granted in the fiscal year in accordance with accounting rules ASC 718, Compensation—Stock Compensation. For a description of the assumptions used in calculating the fair value of equity awards in 2013 under ASC 718, see the Notes to the Company's audited financial statements included elsewhere in this prospectus. These amounts reflect our cumulative accounting expense over the vesting period and do not correspond to the actual values that may be realized by the named executive officers.

Outstanding Equity Awards at December 31, 2013

The following table provides information regarding the stock options held by the NEOs as of December 31, 2013.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
George Thanopoulos; Chief Executive Officer (1)(4)	92,685	834,185	—	3.31	12/6/2022	—	—	—	—
Mark Blaufuss; Chief Financial Officer (2)(5)	—	237,095	—	5.40	2/19/2023	—	—	—	—
Thomas Amato; Co-President (2)(6)	—	616,450	—	5.40	2/19/2023	—	—	—	—
Douglas J. Grimm; Co-President (3)(7)	—	37,445	—	14.75	—	5,080	—	—	—

(1) Compensation paid by HHI.
(2) Compensation paid by Metaldyne.
(3) Compensation paid by Grede.
(4) Reflects the conversion of these options in connection with the Combination, as adjusted for the stock split. Prior to the Combination and the stock split there would have been options to purchase 22,190 shares of common stock of HHI that were exercisable and options to purchase 88,758 shares of common stock of HHI that were unexercisable, with an exercise price of $27.61 per share. Prior to the Combination and the stock split, 50% of these options were scheduled to vest based upon the achievement of certain Adjusted EBITDA targets over a five-year period beginning in 2013 and the remaining 50% were scheduled to vest in equal amounts annually over a five-year period from the date of grant. These terms are reflected in this table.
(5) Reflects the conversion of these options in connection with the Combination, as adjusted for the stock split. Prior to the Combination and the stock split there would have been options to purchase 221,597 shares of common stock of Metaldyne that were unexercisable, with an exercise price of $5.77 per share. Prior to the Combination and the stock split, 50% of these options were scheduled to vest based upon the achievement of certain Adjusted EBITDA targets over a five-year period beginning in 2013 and the remaining 50% were scheduled to vest in equal amounts annually over a five-year period from the date of grant. These terms are reflected in this table.
(6) Reflects the conversion of these options in connection with the Combination, as adjusted for the stock split. Prior to the Combination and the stock split there would have been options to purchase 576,153 shares of common stock of Metaldyne that were unexercisable, with an exercise price of $5.77 per share and 35,000 shares of common stock of Metaldyne that were unexercisable, with an exercise price of $15.77 per share. Prior to the Combination and the stock split, 50% of these options were scheduled to vest based upon the achievement of certain Adjusted EBITDA targets over a five-year period beginning in 2013 and the remaining 50% were scheduled to vest in equal amounts annually over a five-year period from the date of grant. These terms are reflected in this table.
(7) Includes 1,016 plan units granted to Mr. Grimm, that have not vested, under the Equity Based Compensation Plan previously maintained by Grede Holdings LLC entitling Mr. Grimm to receive a cash payment in respect of such units in an amount determined as if such units were membership units of Grede Holdings LLC, in a change of control transaction. All awards outstanding under the Equity Based Compensation Plan were cashed out in connection with the Grede Transaction.

Options Exercised and Stock Vested during 2013

None of the NEOs exercised options during 2013. There was no restricted stock granted to any NEOs prior to December 31, 2013.

Pension Benefits

Our NEOs did not participate in any defined benefit pension plan during 2013.

mix; (xix) operating efficiency; (xx) product diversification; (xxi) market penetration; (xxii) measurable achievement in quality, operation or compliance initiatives; (xxiii) quarterly dividends or distributions; (xxiv) employee retention or turnover; (xxv) any combination of or a specified increase in any of the foregoing, or such other performance criteria determined to be appropriate by the Compensation Committee in its sole discretion.

The performance goals shall be the levels of achievement relating to the performance criteria as selected by the Compensation Committee for an award. The Compensation Committee may establish such performance goals relative to the applicable performance criteria in its sole discretion at the time of an award. The performance goals may be applied on an absolute basis or relative to an identified index or peer group, as specified by the Compensation Committee. The performance goals may be applied by the Compensation Committee after excluding charges for restructurings, discontinued operations, extraordinary items and other unusual or nonrecurring items and the cumulative effects of accounting changes, and without regard to realized capital gains.

The Bonus Plan, having been adopted prior to us becoming a publicly held company, is intended to satisfy the requirements for transition relief under Section 162(m) of the Code (described below under "IRS Code Section 162(m)"), such that the $1 million annual deduction limit under Section 162(m) of the Code does not apply to any remuneration paid pursuant to this Bonus Plan until the first meeting of our shareholders at which our directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering of our securities occurs.

2014 Equity Incentive Plan

In connection with the Combination, we adopted the 2014 Equity Incentive Plan providing for the grant of options, restricted stock awards, restricted stock units, and other equity-based compensation awards. The following is a summary of certain features of the 2014 Equity Incentive Plan.

Reservation of Shares

Subject to adjustments as described below, the maximum aggregate number of shares of common stock that may be issued pursuant to awards granted under the 2014 Equity Incentive Plan will be 5,900,000. Any shares of common stock delivered under the 2014 Equity Incentive Plan will consist of authorized and unissued shares, or treasury shares.

In the event of any recapitalization, reclassification, stock dividend, extraordinary dividend, stock split, reverse stock split or other distribution with respect to common stock, or any merger, reorganization, consolidation, combination, spin-off or other similar corporate change or any other change affecting common stock, appropriate and equitable adjustments will be made to the number and kind of shares of common stock available for grant, as well as to other maximum limitations under the 2014 Equity Incentive Plan, and the number and kind of shares of common stock or other terms of the awards that are affected by the event.

Share Counting

Awards that are required to be paid in cash pursuant to their terms will not reduce the share reserve. To the extent that an award granted under the 2014 Equity Incentive Plan is canceled, expired, forfeited, surrendered, settled by delivery of fewer shares than the number underlying the award or otherwise terminated without delivery of the shares to the participant, the shares of common stock retained by or returned to us will become available for future awards under the 2014 Equity Incentive Plan. In addition, shares that are withheld or separately surrendered in payment of the exercise or purchase price or taxes relating to such an award or are not issued or delivered as a result of the net settlement of an outstanding stock option or stock appreciation right will not be available for future awards under the 2014 Equity Incentive Plan. Awards assumed or substituted for in a merger, consolidation, acquisition of property or stock or reorganization will not reduce the share reserve.

exemption from the $1,000,000 deduction limitation, to the extent applicable. However, we reserve the right to design programs that recognize a full range of performance criteria important to our success, even where the compensation paid under such programs may not be deductible. The Compensation Committee will monitor the tax and other consequences of our executive compensation program as part of its primary objective of ensuring that compensation paid to our executive officers is reasonable, performance based and consistent with our goals and the goals of our stockholders.

Compensation Policies and Practices as They Relate to Risk Management

In accordance with the applicable disclosure requirements, to the extent that risks may arise from our compensation policies and practices that are reasonably likely to have a material adverse effect on us, we are required to discuss those policies and practices for compensating our employees (including employees that are not named executive officers) as they relate to our risk management practices and the possibility of incentivizing risk-taking. The Compensation Committee has evaluated the policies and practices of compensating our employees in light of the relevant factors, including the following:

- allocation of compensation between cash and equity awards and the focus on stock-based compensation, including options and stock awards generally vesting over a period of years, thereby mitigating against short-term risk taking;

- performance-based compensation is not based solely on our performance, but also requires achievement of individual performance objectives; and

- financial performance targets of our performance-based compensation plan are budgeted objectives that are reviewed and approved by our Board of Directors and/or our Compensation Committee.

Based on such evaluation, the Compensation Committee has determined that our policies and practices are not reasonably likely to have a material adverse effect on us.

Director Compensation

The following table sets forth compensation received by our directors for their services as a director of the boards of HHI, Metaldyne or Grede, as applicable.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	Total ($)
Nick Bhambri (1)	50,000	52,560(3)	102,560
William Jackson (2)	25,000	—	25,000
Jack Smith (2)	25,000	—	25,000
Jeffrey Stafeil (1)	37,500	52,560(3)	90,060

(1) Compensation paid by HHI.
(2) Compensation paid by Metaldyne.
(3) Options to purchase 1,000 shares of HHI common stock at an initial exercise price of $100.00, which was subsequently adjusted to an exercise price of $27.61 per share, with a fair value of $52,560. These options were converted in connection with the Combination into options to acquire 8,350 shares of our common stock, as adjusted for the stock split, at a strike price of $3.31 that vest ratably over a period of 5 years from the date of grant.

PRINCIPAL AND SELLING STOCKHOLDER

The following table shows information as of November 20, 2014 regarding the beneficial ownership of our common stock (1) immediately prior to this offering and (2) as adjusted to give effect to this offering by:

- each person or group who is known by us to own beneficially more than 5% of our common stock;

- each member of our board and each of our named executive officers;

- all members of our board and our executive officers as a group; and

- the selling stockholder.

For further information regarding material transactions between us and the selling stockholder, see "Certain Relationships and Related Person Transactions."

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 67,073,255 shares of our common stock outstanding as of November 20, 2014. Shares of common stock subject to options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each holder listed below is 47659 Halyard Drive, Plymouth, MI 48170, c/o Metaldyne Performance Group Inc.

Name and address of beneficial owner	Shares of common stock beneficially owned before this offering		Shares of common stock beneficially owned after this offering assuming no exercise of the option to purchase additional shares		Shares of common stock beneficially owned after this offering assuming full exercise of the option to purchase additional shares	
	Number of shares	Percentage of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% stockholders:						
ASP MD Investco LP (1)	64,128,810	95.6%	*	*%	*	*%
Named executive officers and directors:						
George Thanopoulos	2,224,018	3.28%	2,224,018	3.28%	2,224,018	3.28%
Mark Blaufuss (2)	89,309	*	89,309	*	89,309	*
Thomas Amato (3)	411,084	*	411,084	*	411,084	*
Douglas Grimm	103,215	*	103,215	*	103,215	*
Nick Bhambri	28,498	*	28,498	*	28,498	*
Loren Easton	—	—	—	—	—	—
Michael Fisch	—	—	—	—	—	—
William Jackson	—	—	—	—	—	—
Kevin Penn	—	—	—	—	—	—
John Pearson Smith	—	—	—	—	—	—
Jeffrey Stafeil	11,320	*	11,320	*	11,320	*
All board of director members and executive officers as a group (11 persons)	2,867,444	4.21%	2,867,444	4.21%	2,867,444	4.21%

* Less than 1%

(1) Represents shares held by ASP MD Investco LP, a Delaware limited partnership. American Securities Partners VI, L.P., American Securities Partners VI(B), L.P., American Securities Partners VI(C), L.P. and American Securities Partners VI(D), L.P. (collectively, the "Sponsors"), are collectively owners of more than 99% of the limited partnership interests of ASP MD Investco LP. The following persons may be deemed having voting or investment power with respect to shares of our common stock beneficially owned by ASP MD Investco LP: (i) David Horing and Michael G. Fisch, in their capacities as the managing members of American Securities Associates VI, LLC, the general partner of each of the Sponsors, and (ii) Michael G. Fisch, in his capacity as trustee of The Michael G. Fisch 2006 Revocable Trust, the manager of ASCP, LLC, the managing member of American Securities LLC, which in turn is (A) the provider of investment advisory services to each Sponsor and (B) the owner of 100% of the issued and outstanding shares of ASP Manager Corp., the general partner of ASP MD Investco LP. Such individuals disclaim beneficial ownership of the shares of common stock held by ASP MD Investco, LP, except to the extent of their pecuniary interests therein. The address for ASP MD Investco LP is c/o American Securities LLC, 299 Park Avenue, 34th Floor, New York, NY 10171.

(2) Does not include 1,410 shares of our common stock held in escrow in connection with the Metaldyne Transaction.

(3) Does not include 8,825 shares of our common stock held in escrow in connection with the Metaldyne Transaction.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the consummation of this offering. We refer you to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

Upon the consummation of this offering, our authorized capital stock shall consist of 400,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, of which 67,073,255 shares of common stock and no shares of preferred stock shall be issued and outstanding.

Common Stock

Holders of our common stock are entitled to the following rights.

Voting Rights

Directors will be elected by a plurality of the votes entitled to be cast except as set forth below with respect to directors to be elected by the holders of common stock. Our stockholders will not have cumulative voting rights. Except as otherwise provided in our amended and restated certificate of incorporation or as required by law, all matters to be voted on by our stockholders other than matters relating to the election and removal of directors must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter or by a written resolution of the stockholders representing the number of affirmative votes required for such matter at a meeting.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board, subject to the rights of the holders of any outstanding preferred stock.

After the completion of this offering, we intend to pay cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements, business prospects and other factors that our Board of Directors may deem relevant. Future agreements may also limit our ability to pay dividends. See "Dividend Policy" and "Description of Certain Indebtedness."

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the perception that sales may occur, could materially adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital in the future.

Sale of Restricted Securities

Upon consummation of this offering, we will have 67,073,255 shares of our common stock outstanding. Of these shares, all shares sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. Of the remaining outstanding shares,   *   shares (*   shares if the underwriters exercise their option to purchase additional shares in full) will be deemed "restricted securities" under the Securities Act.

Lock-Up Arrangements and Registration Rights

In connection with this offering, we, each of our directors, executive officers and the selling stockholder will enter into lock-up agreements described under "Underwriting" that restrict the sale of our securities for up to 180 days after the date of this prospectus, subject to certain exceptions or an extension in certain circumstances. Merrill Lynch, Pierce, Fenner & Smith Incorporated may, at any time or from time to time before the termination of the lock-up period, release all or any portion of the securities subject to lock-up agreements; provided, however, that, subject to limited exceptions, if such release is for the securities of any of our officers or directors, at least three business days before the release, Merrill Lynch, Pierce, Fenner & Smith Incorporated must notify us of the impending release and will announce the impending release through a major news service at least two business days before the effective date of the release. When determining whether or not to release securities from the lock-up agreements, Merrill Lynch, Pierce, Fenner & Smith Incorporated may consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

In addition, following the expiration of the lock-up period, certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under federal securities laws. See "Certain Relationships and Related Person Transactions—Stockholders' Agreement." If these stockholders exercise this right, our other existing stockholders may require us to register their registrable securities.

Following the lock-up periods described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- one percent of the total number of shares of our common stock outstanding; or

- the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

Other than the shares of common stock sold in this offering, all shares of our common stock are subject to lock-up arrangements described above will not be eligible for sale under Rule 144 immediately upon the closing.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Additional Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act to register 5,900,000 shares of our common stock to be issued or reserved for issuance under our 2014 Equity Incentive Plan. Such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount paid by the selling stockholder	$	$	$
Proceeds, before expenses, to the selling stockholder	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $__*__ and are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses, in an amount equal to $25,000, incurred in connection with review by the Financial Industry Regulatory Authority, Inc. of the terms of this offering, as set forth in the underwriting agreement.

Option to Purchase Additional Shares

The selling stockholder has granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to __*__ additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholder, our executive officers and directors and certain of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

- offer, pledge, sell or contract to sell any common stock,

- sell any option or contract to purchase any common stock,

- purchase any option or contract to sell any common stock,

- grant any option, right or warrant for the sale of any common stock,

- lend or otherwise dispose of or transfer any common stock,

- exercise any right with respect to the registration or request or demand that we file a registration statement related to the common stock, or

- enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the

METALDYNE PERFORMANCE GROUP INC.
CONSOLIDATED BALANCE SHEETS

(In thousands except per share data)

	December 31, 2013	December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$ 68,224	40,331
Receivables, net:		
Trade	222,304	205,013
Other	26,605	43,838
Total receivables, net	248,909	248,851
Inventories	154,800	152,279
Deferred income taxes	10,378	14,386
Prepaid expenses	10,750	11,382
Other assets	16,121	39,960
Total current assets	509,182	507,189
Property and equipment, net	539,504	546,220
Goodwill	657,991	657,991
Amortizable intangible assets, net	463,956	497,581
Deferred income taxes, noncurrent	2,785	1,936
Other assets	43,398	39,245
Total assets	$2,216,816	2,250,162
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 180,581	167,590
Accrued compensation	40,079	29,155
Accrued liabilities	54,911	97,575
Deferred income taxes	16,959	268
Short-term debt	20,378	8,016
Current maturities, long-term debt	24,143	14,329
Total current liabilities	337,051	316,933
Long-term debt, less current maturities	1,235,525	1,061,373
Deferred income taxes	287,960	314,307
Other long-term liabilities	31,100	37,046
Total liabilities	1,891,636	1,729,659
Stockholders' equity:		
Common Stock: par $0.001, 400,000 authorized, 67,073 issued and outstanding	67	67
Paid-in capital	557,548	550,846
Deficit	(231,231)	(31,932)
Accumulated other comprehensive loss	(3,299)	(382)
Total equity attributable to stockholders	323,085	518,599
Noncontrolling interest	2,095	1,904
Total stockholders' equity	325,180	520,503
Total liabilities and shareholders' equity	$2,216,816	2,250,162

See accompanying notes to financial statements.

METALDYNE PERFORMANCE GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except per share amounts)

	Successor		Predecessor	
	Year ended December 31, 2013	Successor Period 2012	Predecessor Period 2012	Year ended December 31, 2011
Net sales	$2,017,281	205,313	680,514	787,307
Cost of sales	1,708,673	199,514	558,992	643,441
Gross profit	308,608	5,799	121,522	143,866
Selling, general and administrative expenses	123,239	14,354	116,645	34,675
Acquisition costs	—	25,921	13,421	—
Operating profit (loss)	185,369	(34,476)	(8,544)	109,191
Interest expense, net	74,667	11,148	25,766	31,560
Other, net	17,872	1,510	2,455	6,359
Other expense, net	92,539	12,658	28,221	37,919
Income (loss) before tax	92,830	(47,134)	(36,765)	71,272
Income tax expense (benefit)	34,969	(15,247)	(11,123)	24,536
Net income (loss)	57,861	(31,887)	(25,642)	46,736
Income attributable to noncontrolling interest	293	45	136	124
Net income (loss) attributable to stockholders	$ 57,568	(31,932)	(25,778)	46,612
Weighted average shares outstanding	67,073	67,073	17,694	17,687
Net income (loss) per share attributable to stockholders				
Basic and diluted	$ 0.86	(0.48)	(1.46)	2.64

See accompanying notes to financial statements.

METALDYNE PERFORMANCE GROUP INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

(In thousands)

	Membership Interests	Deficit	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total stockholders' equity (deficit)
Predecessor					
Predecessor balance, December 31, 2010	$94,553	(133,455)	(759)	488	(39,173)
Dividends, net of $1,949 of tax		(98,756)			(98,756)
Net income		46,612		124	46,736
Other comprehensive loss			(526)	(15)	(541)
Predecessor balance, December 31, 2011	$94,553	(185,599)	(1,285)	597	(91,734)
Purchase of treasury stock					—
Stock-based compensation expense reversal	(2,561)				(2,561)
Dividends, net of $1,323 of tax benefits on restricted stock units		(68,677)			(68,677)
Net income		(25,778)		136	(25,642)
Other comprehensive income			293	3	296
Balance, October 5, 2012	$91,992	(280,054)	(992)	736	(188,318)

	Common stock	Paid-in capital	Deficit	Accumulated other comprehensive loss	Noncontrolling interest	Total stockholders' equity (deficit)
Successor						
Balance, October 6, 2012	$ —	—	—	—	—	—
Retrospecitve recognition of the Combination and stock split	67					67
Other		625				625
Recognition of the HHI Transaction		254,734			956	255,690
Recognition of the Metaldyne Transaction		295,387			912	296,299
Stock-based compensation expense		100				100
Net income (loss)			(31,932)		45	(31,887)
Other comprehensive loss				(382)	(9)	(391)
Balance, December 31, 2012	67	550,846	(31,932)	(382)	1,904	520,503
Dividends			(256,867)			(256,867)
Other		527				527
Stock-based compensation expense		6,175				6,175
Net income			57,568		293	57,861
Other comprehensive loss				(2,917)	(102)	(3,019)
Balance, December 31, 2013	$ 67	557,548	(231,231)	(3,299)	2,095	325,180

See accompanying notes to financial statements.

METALDYNE PERFORMANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Description of the Business

Metaldyne Performance Group Inc. is a leading provider of components for use in engine, transmission and driveline ("Powertrain") and chassis, suspension, steering and brake component ("Safety-Critical") Platforms for the global light, commercial and industrial vehicle markets. We produce these components using complex metal-forming manufacturing technologies and processes for a global customer base of vehicle Original Equipment Manufacturers ("OEMs") and Tier I suppliers. Our components help OEMs meet fuel economy, performance and safety standards. Our metal-forming manufacturing technologies and processes include aluminum casting ("Aluminum Die Casting"), cold, warm or hot forging ("Forging"), iron casting ("Iron Casting"), and powder metal forming ("Powder Metal Forming"), as well as value-added precision machining and assembly ("Advanced Machining and Assembly"). These technologies and processes are used to create a wide range of customized Powertrain and Safety-Critical components that address requirements for power density (increased component strength to weight ratio), power generation, power / torque transfer, strength and Noise, Vibration and Harshness ("NVH"). The Company is organized and operated as two operating segments: the HHI segment and the Metaldyne segment.

(2) Basis of Presentation and Consolidation

Basis of Presentation

Metaldyne Performance Group Inc. was formed through the reorganization of ASP HHI Holdings, Inc. (together with its subsidiaries, "HHI"), ASP MD Holdings, Inc. (together with its subsidiaries, "Metaldyne") and ASP Grede Intermediate Holdings LLC (together with its subsidiaries, "Grede") on August 4, 2014 (the "Combination"). The Combination occurred through mergers with three separate wholly-owned merger subsidiaries of Metaldyne Performance Group Inc. ("MPG," the "Company," "we," "our" and "us" and similar terms refer to Metaldyne Performance Group Inc. and all of its subsidiaries, including HHI, Metaldyne and Grede). In connection with the Combination, 13.4 million shares of MPG Common Stock were issued in exchange for the outstanding shares of HHI, Metaldyne and Grede. On November 18, 2014, the outstanding shares of MPG Common Stock were split at a 5-to-1 ratio (the "Stock Split"). After the Stock Split, 67.1 million shares were outstanding. The number of authorized shares was increased to 400.0 million.

These financial statements present HHI, as the predecessor to MPG. HHI Group Holdings, Inc. (the "Predecessor Company") was acquired by a subsidiary of American Securities LLC (together with its affiliates, "American Securities") on October 5, 2012. Metaldyne was acquired by a subsidiary of American Securities on December 18, 2012. Grede was acquired by American Securities on June 2, 2014.

The period from January 1, 2011 to October 5, 2012 is referred to as the Predecessor Period and the period from October 6, 2012 to December 31, 2013 as the Successor Period. The period from October 6, 2012 to December 31, 2012 is referred to as Successor Period 2012 and the period from January 1, 2012 to October 5, 2012 is referred to as Predecessor Period 2012.

Consolidation

The Combination has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests, that is, the bases of accounting of HHI and Metaldyne were carried over to MPG. These financial statements reflect the retrospective application of the MPG capital structure and the Stock Split for all successor periods. These financial statements reflect the accounts of HHI for all periods and Metaldyne from December 18, 2012 forward.

All significant intercompany balances and transactions have been eliminated in consolidation.

Total Company

Future minimum lease payments by the Company under capital and operating leases that have initial or remaining noncancelable terms in excess of one year as of December 31, 2013 are as follows:

	Capital Leases	Operating Leases
	(In thousands)	
Company minimum lease payments:		
2014	$ 7,727	9,063
2015	6,826	8,461
2016	5,096	7,394
2017	3,933	5,820
2018	3,991	5,487
Thereafter	70,903	40,592
Total minimum payments	98,476	$76,817
Amount representing interest	(68,699)	
Obligations under capital leases	29,777	
Obligations due within one year	(3,753)	
Long-term obligations under capital leases	$ 26,024	

Rental expense for operating leases was $11.5 million, $1.6 million, $5.3 million, and $7.2 million for 2013, Successor Period 2012, Predecessor Period 2012, and 2011, respectively.

(15) Equity, Dividends and Restricted Net Assets

Equity

On August 4, 2014, in connection with the Combination, the issued and outstanding shares of HHI and Metaldyne were converted to shares of MPG. The number of MPG shares issued upon conversion was determined based on the relative fair value of each entity to the overall fair value of MPG at the time of the Combination. Upon completion of the Combination, 13.4 million shares of MPG Common Stock were issued and outstanding.

On November 18, 2014, MPG Common Stock was split at a 5-to-1 ratio, with each shareholder receiving four additional shares for each share held. Upon completion of the Stock Split, 67.1 million shares were outstanding. The number of authorized shares was increased to 400.0 million.

The Combination and the Stock Split have been retrospectively applied to the Successor Period financial statements.

Dividends

On September 20, 2013, HHI paid a dividend totaling $131.9 million; the dividend was primarily funded by the new Tranche B Incremental Term Loan. On October 31, 2013, Metaldyne paid a dividend totaling $125.0 million; the dividend was funded by the incremental Metaldyne USD Term Loan.

The Predecessor Company paid dividends totaling $70.0 million in Predecessor Period 2012 and $100.7 in the year ended December 31, 2011.

METALDYNE PERFORMANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted Net Assets

The ability of HHI and Metaldyne to make distributions to the Company is restricted by agreements with their lenders as described in Note 13. The restricted net assets of HHI and Metaldyne totaled $325.2 million as of December 31, 2013.

(16) Net Income (Loss) Per Share Attributable to Stockholders ("EPS")

The Company's basic and diluted EPS were calculated as follows:

	Successor		Predecessor	
	2013	Successor Period 2012	Predecessor Period 2012	2011
	(In thousands except per share amounts)			
Weighted-average shares outstanding basic shares and diluted	67,073	67,073	17,694	17,687
Net income (loss) attributable to stockholders	$57,568	(31,932)	(25,778)	46,612
Net interest (loss) per share attributable to shareholders:				
basic and diluted	$ 0.86	(0.48)	(1.46)	2.64

For the year ended December 31, 2013 and Successor Period 2012, the weighted average shares outstanding were retrospectively adjusted to reflect the Common Stock of MPG outstanding upon completion of the Combination and the Stock Split; the equivalent shares for outstanding stock-based compensation awards were retrospectively adjusted to reflect the conversion of those awards into options to purchase shares of Common Stock of MPG and the Stock Split. For Predecessor Period 2012 and the year ended December 31, 2011, the weighted average shares outstanding reflect the capital structure of HHI prior to the HHI Transaction.

The number of equivalent shares excluded from the calculation as they were anti-dilutive was 3.5 million for the year ended December 31, 2013, 0.5 million for Successor Period 2012 and zero for both the Predecessor Period 2012 and the year ended December 31, 2011.

(17) Other Income (Expense)

	Successor		Predecessor	
	2013	Successor Period 2012	Predecessor Period 2012	2011
	(In thousands)			
Investment income	$ 85	11	—	—
Foreign currency losses	(2,295)	(1,548)	—	—
Accounts receivable factoring commission	(995)	(15)	—	—
Debt transaction expenses	(6,014)	—	(2,455)	(6,359)
Other	(8,653)	42	—	—
Total other, net	$(17,872)	(1,510)	(2,455)	(6,359)

METALDYNE PERFORMANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(18) Stock-based Compensation

In conjunction with the Combination, outstanding stock-based compensation awards of HHI and Metaldyne were converted to options to acquire MPG Common Stock. The number of shares converted was based on the relative fair values of HHI and Metaldyne and no significant vesting terms of the awards were changed.

On November 18, 2014, in connection with the Stock Split, each option to purchase one share of MPG Common Stock was converted into an option to purchase five shares of MPG Common Stock and the strike price was reduced to 1/5th of the pre-split strike price.

HHI

In December 2012, the Board of Directors of HHI approved a stock option plan (the "HHI Plan") for officers, key employees and non-employees. The HHI Plan provided a mechanism to attract and retain employees and directors, by providing incentives for individuals that contribute to the growth, development and financial success of the organization.

As part of the HHI Plan, 2,774 and 226,055 stock options (the "HHI Options") were granted in 2013 and 2012, respectively, to various executives and key employees. For each grantee, 50% of the awards were time-based options and 50% were performance-based options. Additionally, in 2013, 2,000 time-based options were granted to outside directors. The characteristics of the time-based and performance-based options are the same, except for their vesting schedule. The time-based options vest 20% annually on the anniversary of the grant date, based on continued employment or service (i.e. Service vesting). The performance-based options vest 20% annually based on an annual EBITDA target for each of the five years beginning in 2013 as established in the award document. Continued employment is also required for the performance-based options to vest. If the EBITDA target for a given year is achieved, that year's performance-based awards vest. If the year's EBITDA target is not achieved, but the cumulative EBITDA target is achieved in the current or a subsequent year, all unvested current year and prior year performance-based options vest. Any unvested performance-based options vest after seven years from the grant date, provided the option holder is still an employee. HHI exceeded its EBITDA target for 2013, and therefore, the first tranche of the performance-based options vested. Each option exercised will be paid in the common stock. The options granted have an exercise price of $100 per share, which is not less than the fair market value of common stock as of the grant date. As part of the special dividend discussed in Note 15 the Board of Directors adjusted the exercise price of the options previously granted to $48.45. This adjustment is required under the plan and provides the same value for the option holders after the dividend as was prior to the dividend. As such, there was no additional compensation expense required for the adjustment. The options require equity treatment and are valued at the time of grant. The grant-date calculated value of the awards using a Black-Scholes model is $52.56 per share. The compensation expense related to these awards is ratably charged to expense over the five-year requisite service period for the service-based options and over each one-year requisite service period for the performance-based options, both to the extent the awards actually vest. Compensation expense of $2.4 million and $0.1 million for the 2013 and Successor Period 2012, respectively, associated with the outstanding options was recognized within *selling, general and administrative expense*. Total unrecognized compensation cost related to nonvested options as of December 31, 2013 was approximately $9.6 million, and is expected to be recognized ratably over the remaining vesting period of approximately four years.

As mentioned above, the Black-Scholes option pricing model was used to determine the calculated value of the option awards granted. The determination of the fair value of stock-based payment awards on the date of grant using an option pricing model is affected by HHI's equity value, volatility over the expected term of the awards, estimated forfeiture rate, a risk-free interest rate and expected future dividends payments. Volatility

On August 4, 2014, in connection with the Combination, the awards under the HHI Plan were converted to options to purchase the shares of MPG. The number of options issued upon conversion and the strike price of those options was determined based on the relative fair value of HHI to the overall fair value of MPG at the time of the Combination. The options outstanding as of December 31, 2013 under the HHI Plan equate to the following MPG options as adjusted for the Stock Split:

	Number of options	Weighted average exercise price (per share)
MPG equivalent of HHI options outstanding as of December 31, 2013	1,928,335	$3.31
MPG Equivalent of HHI options exercisable as of December 31, 2013	188,885	3.31

Metaldyne

In November 2012, the Board of Directors of Metaldyne approved a stock option plan (the "Metaldyne Plan"). The Metaldyne Plan permitted the grant of options to certain members of management and the Board of Directors to purchase up to 3,000,000 shares Metaldyne common stock at price per share of not less than 100% of the fair market value of the stock on the date on which the option is granted.

Two types of options were granted: Tranche A and Tranche B.

Tranche A Options

Tranche A options have a five-year vesting period with a ten-year contractual term and vest in equal annual installments over the vesting period based upon the achievement of certain time-based and performance-based criteria.

The weighted average, grant-date calculated value of Tranche A options granted for the 2013 was $5.63 per share. Expense recognized for 2013 was $3.8 million. Total unrecognized compensation cost related to nonvested options as of December 31, 2013 was approximately $5.8 million, and is expected to be recognized on an accelerated basis over the remaining vesting period of four years.

The calculated value of Tranche A options granted was estimated on the date of the grant using a Black-Scholes option valuation model. The risk-free rate is based on the US. Treasury yield curve. The expected holding period of the stock options granted was estimated using assumptions about the period of time that options granted are expected to be outstanding. Expected volatility was based on the historical volatility of comparable companies.

A summary of the weighted average assumptions used in determining the calculated value of Tranche A options follows:

Risk-free rate	1.15%
Expected term (in years)	6.0
Expected volatility	65.00%
Expected dividends	—

Changes in the number of Tranche A options outstanding for 2013 were as follows:

	Number of options	Weighted average exercise price (per share)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (millions)
Options outstanding at December 31, 2012	—	$ —		
Granted	1,724,811	5.77		
Exercised	—	—		
Forfeited or expired	(22,160)	5.77		
Options outstanding at December 31, 2013	1,702,651	5.77	9.1	$ 7.3
Options exercisable at December 31, 2013	—	—	—	—

The aggregate intrinsic value in the table above is obtained by subtracting the weighted average exercise price from the estimated fair value of the underlying shares as of December 31, 2013 and multiplying this result by the related number of options outstanding and exercisable at December 31, 2013. The estimated fair value of the shares as of December 31, 2013 used in the above calculation was $10.05 per share. The valuation of shares at December 31, 2013 was based on selected public companies that were comparable to MD Investors Corporation. For each comparable company, EBITDA multiples were calculated based on the business enterprise values of the companies at December 31, 2013. An estimated EBITDA multiple was then determined for MD Investors Corporation and used to calculated an enterprise value and thereby a per share value.

On August 4, 2014, in connection with the Combination, the awards under the Metaldyne Plan were converted to options to purchase the shares of MPG. The number of options issued upon conversion and the strike price of those options was determined based on the relative fair value of Metaldyne to the overall fair value of MPG at the time of the Combination. The Tranche A options outstanding as of December 31, 2013 under the Metaldyne Plan equate to the following MPG options as adjusted for the Stock Split:

	Number of options	Weighted average exercise price (per share)
MPG equivalent of Metaldyne options outstanding as of December 31, 2013	1,821,645	$5.41
MPG Equivalent of Metaldyne options exercisable as of December 31, 2013	—	

Tranche B Options

Tranche B options vest in full and become exercisable if a plan-defined, change-in-control transaction occurs and continued employment provisions are met. In 2013, 169,174 options with a grant date calculated value of $3.02 were granted of which 158,588 were outstanding as of December 31, 2013. No expense was recognized for the Tranche B options as the probability of the occurrence of a plan-defined, change-in-control transaction could not be determined. There was no intrinsic value on the Tranche B options as of December 31, 2013 as the option exercise price exceeded the estimated share fair value. The Tranche B options outstanding as of December 31, 2013 equated to 169,660 equivalent MPG options as adjusted for the Stock Split.

METALDYNE PERFORMANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On August 4, 2014, HHI, Metaldyne, and Grede were combined under MPG through mergers of the parent companies of each of HHI, Metaldyne and Grede with three separate wholly-owned merger subsidiaries of MPG. Upon completion of the Combination, 13.4 million shares of MPG Common Stock were outstanding.

The Combination has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests, that is, the bases of accounting of HHI and Metaldyne were carried over to MPG. These financial statements reflect the retrospective application of the MPG capital structure for all successor periods. These financial statements reflect the accounts of HHI for all periods and Metaldyne from December 18, 2012 forward.

In conjunction with the Combination, the outstanding stock-based compensation awards were converted into options to purchase MPG Common Stock.

In addition, stock options to purchase approximately 140,000 shares were granted on August 4, 2014 to various executives and key employees. These stock options were time-based awards, with approximately 83,000 vesting upon grant and the remainder vesting ratably on December 6th of each of the following four years. Further, there were additional stock options to purchase approximately 170,000 shares granted on August 4, 2014 to various executives and key employees. These stock options were time-based awards, with approximately 58,000 vesting upon grant and the remainder vesting ratably on each of the following three anniversaries of the grant date. The stock options for each of these additional grants had an exercise price of $100 per share, which was not less than the fair market value of the common stock as of the grant date. The stock options granted are accounted for based on their grant-date calculated value, which averaged $56.83 per stock option. Expense recognized for these awards as of the grant date was $7.9 million. The remaining unrecognized compensation cost related to unvested stock options was approximately $9.7 million, which is expected to be recognized ratably over the remaining vesting periods. The grant-date calculated value of these awards was estimated using a Black-Scholes valuation model. A summary of the weighted average assumptions used in determining the calculated value of the stock options follows:

Risk-free rate	1.74%
Expected term (in years)	5.37
Expected volatility	65%
Expected dividends	—

The annual risk-free interest rate was based on U.S. Treasury yield curves. If a security matching the expected term of the stock option was not available, a blended rate was derived from the yield curve of securities with similar terms. The expected term of the stock options granted was determined based on the assumption that the employee will exercise share options evenly over the period when the stock options are vested and ending on the date when the stock options would expire. The expected volatility was estimated based on the historical volatility of comparable companies within our industry.

Upon completion of the conversion and grant, options to purchase 1.3 million MPG Common Stock were outstanding.

On November 18, 2014, outstanding shares of MPG Common Stock were split at a 5-to-1 ratio. After the Stock Split 67.1 million shares were outstanding. The number of shares authorized was increased to 400.0 million. These financial statements reflect the retrospective application of the Stock Split for all Successor periods. In connection with the Stock Split, each option to purchase one share of MPG Common Stock was converted into an option to purchase five shares of MPG Common Stock and the strike price was reduced to 1/5th of the pre-split strike price.

METALDYNE PERFORMANCE GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands except per share data)

	September 28, 2014	December 31, 2013
Assets		
Current assets:		
Cash and cash equivalents	$ 148,939	68,224
Receivables, net:		
Trade	384,363	222,304
Other	29,418	26,605
Total receivables, net	413,781	248,909
Inventories	194,515	154,800
Deferred income taxes	3,399	10,378
Prepaid expenses	23,055	10,750
Other assets	23,564	16,121
Total current assets	807,253	509,182
Property and equipment, net	724,484	539,504
Goodwill	894,857	657,991
Amortizable intangible assets, net	796,077	463,956
Deferred income taxes, noncurrent	1,901	2,785
Other assets	66,210	43,398
Total assets	$3,290,782	2,216,816
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 287,671	180,581
Accrued compensation	57,751	40,079
Accrued liabilities	82,838	54,911
Deferred income taxes	9,754	16,959
Short-term debt	23,122	20,378
Current maturities, long-term debt	21,365	24,143
Total current liabilities	482,501	337,051
Long-term debt, less current maturities	1,928,201	1,235,525
Deferred income taxes	288,157	287,960
Other long-term liabilities	48,702	31,100
Total liabilities	2,747,561	1,891,636
Stockholders' equity:		
Common stock: par $0.001, 400,000 authorized, 67,073 issued and outstanding	67	67
Paid-in capital	830,088	557,548
Deficit	(279,904)	(231,231)
Accumulated other comprehensive loss	(9,412)	(3,299)
Total equity attributable to stockholders	540,839	323,085
Noncontrolling interest	2,382	2,095
Total stockholders' equity	543,221	325,180
Total liabilities and stockholders' equity	$3,290,782	2,216,816

See accompanying notes to unaudited condensed financial statements.

METALDYNE PERFORMANCE GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except per share amounts)

	Nine Months Ended	
	September 28, 2014	September 29, 2013
Net sales	$1,954,829	1,505,921
Cost of sales	1,649,942	1,276,907
Gross profit	304,887	229,014
Selling, general and administrative expenses	134,254	89,092
Acquisition costs	13,046	—
Operating profit	157,587	139,922
Interest expense, net	70,672	54,009
Other, net	(7,088)	5,506
Other expense, net	63,584	59,515
Income before tax	94,003	80,407
Income tax expense	31,136	26,577
Net income	62,867	53,830
Income attributable to noncontrolling interest	281	243
Net income attributable to stockholders	$ 62,586	53,587
Weighted average shares outstanding	13,414	13,414
Net income per share attributable to stockholders		
Basic	$ 0.93	0.80
Diluted	0.92	0.80

See accompanying notes to unaudited condensed consolidated financial statements.

METALDYNE PERFORMANCE GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

(In thousands)

	Common stock	Paid-in capital	Deficit	Accumulated other comprehensive loss	Noncontrolling interest	Total stockholders' equity
Balance, December 31, 2012	$67	550,846	(31,932)	(382)	1,904	520,503
Stock-based compensation expense . . .		4,619				4,619
Dividends			(131,868)			(131,868)
Net income			53,587		243	53,830
Other		584				584
Other comprehensive loss				(1,634)	(117)	(1,751)
Balance, September 29, 2013	$67	556,049	(110,213)	(2,016)	2,030	445,917
Balance, December 31, 2013	$67	557,548	(231,231)	(3,299)	2,095	325,180
Recognition of Grede Transaction		258,553				258,553
Issuance of additional Grede membership interests		1,920				1,920
Dividends			(111,259)			(111,259)
Stock-based compensation expense . . .		14,521				14,521
Other		(2,454)				(2,454)
Net income			62,586		281	62,867
Other comprehensive income				(6,113)	6	(6,107)
Balance, September 28, 2014	$67	830,088	(279,904)	(9,412)	2,382	543,221

See accompanying notes to unaudited condensed consolidated financial statements.

METALDYNE PERFORMANCE GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) Organization

Metaldyne Performance Group Inc. is a leading provider of components for use in engine, transmission and driveline ("Powertrain") and chassis, suspension, steering and brake component ("Safety-Critical") Platforms for the global light, commercial and industrial vehicle markets. We produce these components using complex metal-forming manufacturing technologies and processes for a global customer base of vehicle Original Equipment Manufacturers ("OEMs") and Tier 1 suppliers. Our components help OEMs meet fuel economy, performance and safety standards. Our metal-forming manufacturing technologies and processes include aluminum casting ("Aluminum Die Casting"), cold, warm or hot forging ("Forging"), iron casting ("Iron Casting"), and powder metal forming ("Powder Metal Forming"), as well as value-added precision machining and assembly ("Advanced Machining and Assembly"). These technologies and processes are used to create a wide range of customized Powertrain and Safety-Critical components that address requirements for power density (increased component strength to weight ratio), power generation, power/torque transfers, strength and Noise, Vibration and Harshness ("NVH").

(2) Accounting Policies

Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared by Metaldyne Performance Group Inc. (the "Company", "MPG", "we", "our", or "its") in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial reporting and as required by Regulation S-X, Rule 10-01. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of the Company's management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of items of a normal and recurring nature) necessary to present fairly the financial position as of September 28, 2014, the results of operations, comprehensive income and cash flows for the nine months ended September 28, 2014 and September 29, 2013. The results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

MPG was formed through the combination of ASP HHI Holdings, Inc. (together with its subsidiaries, "HHI"), ASP MD Holdings, Inc. (together with its subsidiaries, "Metaldyne") and ASP Grede Intermediate Holdings LLC (together with its subsidiaries, "Grede") on August 4, 2014 (the "Combination"). The Combination occurred through mergers with three separate wholly-owned merger subsidiaries of MPG. In connection with the Combination, 13.4 million shares of MPG common stock were issued in exchange for the outstanding shares of HHI, Metaldyne and Grede. On November 18, 2014, the outstanding shares of MPG Common Stock were split at a 5-to-1 ratio (the "Stock Split"). After the Stock Split, 67.1 million shares were outstanding. The number of shares authorized was increased to 400.0 miilion.

The Combination was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests, that is, the bases of accounting of HHI and Metaldyne were carried over to MPG. These financial statements reflect the retrospective application of the MPG capital structure and Stock Split. These financial statements reflect the accounts of HHI and Metaldyne for both periods and Grede from June 2, 2014 forward.

The condensed consolidated balance sheet as of December 31, 2013 was derived from our audited financial statements. The accompanying unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013.

pay legal, accounting, and reporting expenses, (iv) to pay general and administrative costs and expenses and to pay reasonable directors fees and expenses (v) to pay franchise fees or similar taxes and fees required to maintain organizational existence, (vi) to pay fees and expenses related to debt or equity offerings, investments, or acquisitions, and, after an initial public offering or issuance of public debt securities, public company costs, (vii) for the payment of insurance premiums; in connection with the sale of Radford, Virginia facility not to exceed $10 million, (viii) management or similar fees and (ix) in lieu of issuing fractional shares in connection with the exercise of warrants, options, or other convertible securities.

The Grede Revolver and Grede Term Loan are collateralized by a first priority lien on substantially all assets of Grede and a first priority lien on the capital stock of Borrower. The Grede Revolver and Grede Term Loan have been guaranteed by Grede and all Grede's existing and future subsidiaries.

HHI Credit Facilities

On May 2, 2014, HHI amended its loan agreement by entering into a Tranche B-2 Incremental Term Loan for $115.0 million. The new Tranche B-2 Incremental Term Loan is an amendment to the HHI Term Loan dated October 5, 2012, and modified on February 25, 2013. The Tranche B-2 Incremental Term Loan financed a special dividend to HHI stockholders of $111.3 million. Fees paid to third parties totaling $1.8 million were expensed.

Metaldyne Credit Facilities

On February 27, 2014, Metaldyne amended and restated the Metaldyne Credit Agreement pursuant to a repricing of the Metaldyne USD Term Loan and the Metaldyne Euro Term Loan. The applicable base interest rate for the USD and Euro Term Loan was reduced by 0.50% and 1.50%, respectively, and the interest rate floor was reduced by 0.25% and 0.25%, respectively. Fees paid to third parties totaling $1.1 million were expensed.

(10) Equity and Dividends

Equity

Subsequent to the Grede Transaction and prior to the Combination, members of Grede's management acquired additional membership interests in ASP Grede Holdings LLC in exchange for cash contributions of $1.9 million.

On August 4, 2014, in connection with the Combination, the issued and outstanding shares of HHI and Metaldyne and membership units of Grede were converted to shares of MPG. The number of MPG shares issued upon conversion was determined based on the relative fair value of each entity to the overall fair value of MPG at the time of the Combination. Upon completion of the Combination, 13.4 million shares of MPG Common Stock were issued and outstanding.

On November 18, 2014, MPG Common Stock was split at a 5-to-1 ratio, with each shareholder receiving four additional shares for each share held. Upon completion of the Stock Split, 67.1 million shares were outstanding. The number of authorized shares was increased to 400 million.

The combination and the Stock Split have been retrospectively applied to these financial statements.

Dividends

On May 2, 2013, HHI paid a dividend to HHI stockholders of $111.3 million. The dividend was primarily funded by the new Tranche B-2 Incremental Term Loan.

Grant-date calculated values were determined using a Black-Scholes valuation model based on the following weighted average assumptions:

Risk-free rate	1.7%
Expected term (in years)	5
Expected volatility	65%
Expected dividend yield	0%
Exercise price	$100.00
Per share market value of MPG common stock	$100.00

The risk-free rate was determined based on U.S. Treasury yield curves of securities matching the expected term of the awards or a blend of securities with similar terms. The expected term was determined based on the assumption that grantees will exercise options evenly over the period between when the options are vested and date when the options expire. Expected volatility was estimated based on historical volatility of comparable companies within our industry. As no dividend policy was established for MPG as of the grant date, the dividend yield assumption was 0%. Per share market value of MPG common stock was primarily determined through the use of an income approach based on the discounted cash flow method.

Converted Options

The number of options issued upon conversion and the strike price of those options were determined based on the relative fair value of the underlying stock (HHI, Metaldyne or Grede) of the original awards to the overall fair value of MPG at the time of the Combination.

The following table summarizes the weighted average terms of the Converted Options:

Number of Options	Exercise Price	Remaining Contractual Term	Vesting Terms
(In thousands)		(In years)	
978	$37.62	9	20% per year on the anniversary of the original grant date

Included in the Conversion were 18,099 units of Grede restricted unit award that were issued in June 2014, which was prior to the Combination.

Expense of $6.2 million for the nine months ended September 28, 2014 and $4.6 million for the nine months ended September 29, 2013 was recognized for the Converted Options.

Options Outstanding

Changes in stock-based compensation awards outstanding for the nine months ended September 28, 2014 were as follows:

	MPG Options	HHI Options	Metaldyne Tranche A Options	Metaldyne Tranche B Options	Grede Restricted Stock Units
			(In thousands)		
Outstanding as of December 31, 2013	—	231	1,703	159	—
Granted	310	—	—	—	18
Converted	978	(231)	(1,703)	(159)	(18)
Exercised	—	—	—	—	—
Forfeited	—	—	—	—	—
Outstanding as of September 28, 2014	1,288	—	—	—	—

On November 18, 2014, in connection with the Stock Split, the 1.3 million options outstanding were modified. Each option to purchase one share of MPG Common Stock was converted into an option to purchase five shares of MPG Common Stock and the strike price was reduced to 1/5th of the pre-split strike price. After this modification, 6.4 million options were outstanding with a weighted-average strike price of $10.54.

(13) Income Taxes

The Company is required to adjust its effective tax rate each quarter based upon its estimated annual effective tax rate. The Company must also record the tax impact of certain discrete, unusual and infrequently occurring items, including changes in judgment about valuation allowances and effects of changes in tax laws or rates, in the interim period in which they occur. In addition, jurisdictions with a projected loss for the year or a year-to-date loss where no tax benefit can be recognized are excluded from the estimated annual effective tax rate.

Income tax expense was $31.1 million for the nine months ended September 28, 2014 and $26.6 million for the nine months ended September 29, 2013. The effective tax rate was 33.1% for the nine months ended September 28, 2014 and September 29, 2013.

The effective tax rate for the nine months ended September 28, 2014 varies from statutory rates primarily due to income taxes on foreign earnings which are taxed at rates different from the U.S. statutory rate, tax credits, income tax incentives and other permanent items. Further, the Company's current and future provision for income taxes may be impacted by the recognition of valuation allowances in certain countries. During the second quarter of 2014, the Company recorded a valuation allowance against loss carryforwards of its Brazilian subsidiary, of which $0.9 million represents a discrete tax expense. Due to the history of losses at the entity, the Company concluded it was no longer more likely than not that the net deferred tax asset would be realized.

(14) Retirement Plans

The net expense recognized for the Company's defined benefit pension plans was as follows:

	Nine months ended	
	September 28, 2014	September 29, 2013
	(in thousands)	
Service cost	$ 896	893
Interest cost	2,019	1,505
Expected return on plan assets	(1,918)	(1,260)
Other	(10)	—
Net expense	$ 987	1,138

(15) Commitments and Contingencies

Various claims, lawsuits and administrative proceedings are pending or threatened against the Company or its subsidiaries, covering a wide range of matters that arise in the ordinary course of the Company's business activities, primarily with respect to commercial, environmental and occupational and employment matters. Commercial disputes vary in nature and have historically been resolved by negotiations between the parties. Although the outcome of any of these matters cannot be predicted with certainty, the Company does not believe that any of these proceedings or matters in which the Company is currently involved will have a material adverse effect on the Company's results of operations, financial position or cash flows.

In addition, the Company is conducting remedial actions at certain of its facilities. A reserve estimate for each environmental matter is established using standard engineering cost estimating techniques on an undiscounted basis. In determining such costs, consideration is given to the professional judgment of Company environmental engineers. The Company believes any liability that may result from the resolution of environmental matters for which sufficient information is available to support these cost estimates will not have a material adverse effect on the Company's results of operations, financial position or cash flows. The Company cannot predict the effect of compliance with environmental laws and regulations with respect to unknown environmental matters on the Company's results of operations, financial position or cash flows or the possible effect of compliance with environmental requirements imposed in the future.

(16) Fair Value

	September 28, 2014		December 31, 2013	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)			
HHI Term Loan	$674,034	674,371	561,940	572,600
Metaldyne Term Loans	647,964	649,987	667,704	677,721
Grede Term Loan	600,000	601,200	—	—

The fair values of the HHI Term Loan were estimated using a discounted cash flow analysis based upon inputs consisting of observable market data including credit default swaps for similar types of borrowing arrangements and have, therefore, been categorized as Level 3 within the fair value hierarchy. The fair values of the Metaldyne Term Loans and Grede Term Loan were estimated using quoted market prices. As the markets for these loans are not active, the loans are categorized as Level 2 within the fair value hierarchy. The fair value of other financial instruments, cash and cash equivalents, revolving lines of credit and other long-term debt, are estimated to equal their carrying values due to their nature. During the nine months ended September 28, 2014, there were no transfers into or out of Level 3 of the fair value hierarchy.

(17) Net Income Per Share Attributable to Stockholders ("EPS")

The Company's basic and diluted EPS were calculated as follows:

	Nine months Ended	
	September 28, 2014	September 29, 2013
	(In thousands except per share amounts)	
Weighted-average shares outstanding		
Basic shares	67,073	67,073
Equivalent shares for outstanding stock-based compensation awards	835	—
Diluted shares	67,908	67,073
Income attributable to stockholders		
Basic EPS attributable to stockholders	$ 0.93	$ 0.80
Diluted EPS attributable to stockholders	0.92	0.80

(18) Related Party Transactions

Advisory fees of $8.3 million and zero were incurred payable to American Securities for the nine months ended September 28, 2014 and September 29, 2013, respectively. Management fees and expense

| | Nine months ended September 29, 2013 | | | | | December 31, 2013 |
	External Sales	Intersegment Sales	Adjusted EBITDA	Capital Spend	Depreciation/ Amortization	Total Assets
			(in thousands)			
HHI	$ 674,577	6,712	128,162	32,001	51,881	993,512
Metaldyne	831,344	901	142,977	54,890	68,027	1,223,984
Elimination and other	—	(7,613)	—	—	—	(680)
Total	$1,505,921	—	271,139	86,891	119,908	2,216,816

Reconciliation of Segment EBITDA to the Company's income before tax was as follows:

| | Nine months ended | |
	September 28, 2014	September 29, 2013
	(In thousands)	
Adjusted EBITDA	$352,960	271,139
Depreciation and amortization	152,446	119,908
Interest expense, net	70,672	54,009
(Gain) loss on foreign currency	(11,484)	1,464
Loss on fixed assets	1,446	732
Debt transaction expenses	2,836	4,464
Stock-based compensation	14,518	4,619
Sponsor management fees	3,653	3,000
Non-recurring acquisition and purchase accounting items	22,757	741
Non-recurring operational items	2,113	1,795
Income before tax	$ 94,003	80,407

(20) Subsequent events

The Company evaluated subsequent events from September 28, 2014 through November [●], 2014.

In October 2014, MPG Holdco I Inc., the Company's wholly owned subsidiary ("MPG Holdco") entered into a new credit facility consisting of a $1,350.0 million term loan ("MPG Term Loan") and a $250.0 million revolving credit facility ("MPG Revolver").

Interest on the MPG Term Loan is accrued at a rate equal to the LIBOR rate (bearing a LIBOR floor of 1.00%) plus an applicable margin of 3.50% or a base rate that is the higher of the Federal Funds Rate (plus 0.50%), the U.S. prime rate as published in the Wall Street Journal, or LIBOR (plus 1.00%), plus an applicable margin of 2.50%, at MPG Holdco's option. After a qualifying initial public offering, the applicable margin will be 2.25% for base rate loan and 3.25% for LIBOR rate loans. The MPG Term Loan matures in 2021 and is payable in quarterly installments of $3.375 million beginning in March 2015.

Interest on the MPG Revolver is accrued at a rate equal to the LIBOR rate plus an applicable margin of 3.50% or a base rate that is the higher of the Federal Funds Rate (plus 0.50%), the U.S. prime rate as published in the Wall Street Journal, or LIBOR (plus 1.00%), plus an applicable margin of 2.50%, at MPG Holdco's option. The applicable margin is based on a leverage ratio grid, with a .25% reduction in rates based on a qualifying initial public offering. The MPG Revolver is a five-year facility that matures in 2019. At the time of the financing, there was no balance outstanding on the MPG Revolver, and the total available under this facility was $236.6 million after giving effect to letters of credit.

MPG Holdco pays fees with respect to the MPG Revolver, including (i) an unused commitment fee of 0.50% or 0.375% based on a leverage ratio and (ii) fixed fees with respect to letters of credit of 3.50% per annum on the stated amount of each letter of credit outstanding during each month and customary administrative fees.

The agreement governing the MPG Revolver and MPG Term Loan restricts the payment of dividends except (i) to pay reasonable estimated amount of taxes as long as not prohibited by applicable laws, (ii) to pay legal, accounting, and reporting expenses, (iii) to pay general administrative costs and expenses, and reasonable directors fees, and expenses; (iv) to repurchase stock owned by employees, (v) for management or similar fees, (vi) to pay franchise or similar taxes to maintain corporate existence, (vii) permitted tax distributions, and (viii) to pay dividends up to $30.0 million or 6% of the net cash proceeds after a qualifying initial public offering.

In October 2014, MPG issued $600.0 million of senior notes ("MPG Notes"). The MPG Notes mature in 2022, and bear interest at a rate of 7.375%, payable semi-annually on April 15 and October 15 per the terms of the indenture governing the MPG Notes.

The indenture governing the MPG Notes restricts the payment of dividends except (i) to pay reasonable estimated amount of taxes as long as not prohibited by applicable laws, (ii) to pay legal, accounting, and reporting expenses, (iii) to pay general and administrative costs and expenses, and reasonable directors fees, and expenses, (iv) to repurchase stock owned by employees, (v) for management or similar fees, (vi) to pay franchise or similar taxes to maintain corporate existence and (vii) to pay dividends up to $30.0 million or 6% of the net cash proceeds after a qualifying initial public offering.

The MPG Term Loan, MPG Revolver and MPG Notes are guaranteed by MPG and certain of its direct and indirect existing and future domestic subsidiaries.

The proceeds from the MPG Term Loan and MPG Notes were used to prepay the existing debt of Metaldyne, HHI, and Grede, as well as, fees and expenses associated with the Refinancing. Prepayment of the existing debt of Metaldyne, HHI and Grede resulted in the elimination of the restrictions on the ability of each to pay dividends to MPG.

On November 18, 2014, MPG Common Stock was split at a 5-to-1 ratio. Upon completion of the Stock Split, 67.1 million shares were outstanding. The authorized shares were increased to 400.0 million. The outstanding stock-based compensation awards were modified. Each option to purchase one share of MPG Common Stock was converted into an option to purchase five shares of MPG Common Stock and the strike price was reduced by 1/5th of the pre-split strike price.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses, other than underwriting commissions, expected to be incurred by us, or the Registrant, in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated to be as follows:

SEC Registration Fee	$ *
Financial Industry Regulatory Authority, Inc. Filing Fee	*
NYSE Listing Fee	250,000
Printing and Engraving	500,000
Legal Fees and Expenses	2,800,000
Accounting Fees and Expenses	1,750,000
Transfer Agent and Registrar Fees	4,500
Miscellaneous	250,000
Total	$ *

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Registrant is governed by the Delaware General Corporation Law, or DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that such person's conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys' fees) which such officer or director actually and reasonably incurred in connection therewith.

The Registrant's amended and restated bylaws will authorize the indemnification of its officers and directors, consistent with Section 145 of the Delaware General Corporation Law, as amended. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person's services as a director or executive officer.

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

The Registrant expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant's directors and officers by the underwriters against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

The following sets forth information regarding all unregistered securities sold by us since our formation on June 9, 2014:

In connection with our formation, the Registrant issued 1,000 shares (the "Initial Subscription") in return for an initial capital contribution of $1,000 to affiliates of American Securities LLC. In connection with the reorganization of ASP HHI Holdings, Inc., ASP MD Holdings, Inc. and ASP Grede Intermediate Holdings LLC on August 4, 2014 (the "Combination"), the Registrant issued certain additional shares in respect of such Initial Subscription in order to properly reflect the ownership of the Company following the Combination. In connection with the Combination, on August 4, 2014, existing shares of ASP HHI Holdings, Inc. and ASP MD Holdings, Inc. and member interests of ASP Grede Intermediate Holdings LLC were converted into shares of the Registrant's common stock, and the Registrant issued 13,414,652 shares of common stock to such stockholders or members, as applicable. Further, in connection with the Combination, the outstanding stock-based compensation awards were converted into options to purchase 978,007 shares of the Registrant's common stock. In each case, the issuance of these securities was deemed to be exempt from registration in reliance on Rule 4(a)(2) of the Securities Act.

In connection with the Combination, on August 4, 2014, the Registrant entered into award agreements with certain of its officers and employees pursuant to which it granted shares of its common stock having an aggregate value of $8,250,000 following the consummation of this offering and options to purchase 310,451 shares of its common stock. No consideration was received in connection with these share and option grants. The issuance of these securities was deemed to be exempt from registration in reliance on Rule 701(a) of the Securities Act.

On November 18, 2014, the Registrant effected a stock-split pursuant to which the 13,414,652 shares of outstanding common stock were reclassified into an aggregate of 67,073,255 shares of common stock. The issuance did not constitute a "sale" under the registration requirements of the Securities Act of 1933.